As filed with the Securities and Exchange Commission on January 31, 2003
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form S-3

Registration Statement Under The Securities Act of 1933

PACIFICARE HEALTH SYSTEMS, INC.

(Exact name of registrant as specified in its charter)

Delaware (State or jurisdiction of incorporation or organization)	95-4591529 (I.R.S. Employer Identification No.)
5995 Plaza Drive
Cypress, California 90630
(714) 952-1121
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Joseph S. Konowiecki, Esq.

Executive Vice President, General Counsel and Secretary
PacifiCare Health Systems, Inc.
5995 Plaza Drive
Cypress, California 90630
(714) 952-1121
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Barbara L. Borden, Esq.
Cooley Godward LLP
4401 Eastgate Mall
San Diego, California 92121-9109
Tel: (858) 550-6000
Fax: (858) 550-6420

     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☑

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of		Offering Price Per	Aggregate Offering	Amount of
Securities to be Registered	Amount to be Registered	Security(1)	Price(1)	Registration Fee

3% Convertible Subordinated Debentures Due 2032	$135,000,000	100%	$135,000,000	$12,420

Common Stock, par value $.01 per share, including related rights to purchase Series A junior participating preferred stock(2)	3,214,283 shares(2)	—	—	(3)

(1)	Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended and exclusive of accrued interest, if any.

(2)	Represents the number of shares of common stock issuable upon conversion of the 3% convertible subordinated debentures due 2032 at an initial conversion price of $42.00 per share. The debentures are convertible into 23.8095 shares of our common stock, par value $0.01 per share, per $1,000 principal amount of debentures, subject to adjustment in certain circumstances. Pursuant to Rule 416 under the Securities Act of 1933, we are also registering an indeterminable number of shares of common stock as may be issuable from time to time upon conversion of the debentures as a result of stock splits, stock dividends or the other anti-dilution provisions of the debentures.

(3)	Pursuant to Rule 457(i), there is no additional filing fee with respect to the shares of common stock issuable upon conversion of the debentures because no additional consideration will be received by the registrant.

     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell securities, nor is it soliciting offers to buy these securities, in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JANUARY 31, 2003

PROSPECTUS

PacifiCare Health Systems, Inc.

$135,000,000 3% CONVERTIBLE SUBORDINATED DEBENTURES DUE 2032

AND 3,214,283 SHARES OF COMMON STOCK ISSUABLE
UPON CONVERSION OF THE DEBENTURES

       On November 22, 2002, we issued and sold $125,000,000 of 3% convertible subordinated debentures due 2032 in a private placement in reliance on an exemption from registration under the Securities Act of 1933. On December 20, 2002, we issued $10,000,000 of the debentures in connection with the exercise in part by the initial purchasers of the debentures of their option to purchase additional debentures. The initial purchasers of the debentures in that offering resold the debentures in offerings in reliance on an exemption from registration under Rule 144A of the Securities Act of 1933. This prospectus may be used by the selling securityholders to resell their debentures and the common stock issuable upon conversion of their debentures.

      We will pay interest on the debentures semi-annually in arrears in cash on April 15 and October 15 of each year, commencing April 15, 2003. The debentures will mature on October 15, 2032, unless earlier converted, redeemed or repurchased. The debentures are subordinated to our existing and future senior indebtedness and effectively subordinated to all debt and other liabilities of our subsidiaries.

      Holders may convert the debentures into shares of our common stock at a conversion rate of 23.8095 shares per $1,000 principal amount of debentures, subject to adjustment, before close of business on October 15, 2032 only under the following circumstances: (1) during any fiscal quarter commencing after December 31, 2002, if the closing sale price of our common stock exceeds 110% of the conversion price for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter; (2) subject to certain exceptions, during the five business day period after any ten consecutive trading day period in which the trading price of the debentures for each day of such period was less than 95% of the product of the closing sale price of our common stock and the number of shares issuable upon conversion of $1,000 principal amount of the debentures; (3) if the debentures have been called for redemption; or (4) upon the occurrence of certain corporate events.

      Beginning October 18, 2007, we may redeem any of the debentures at the redemption prices set forth in this prospectus, plus accrued interest. Holders of the debentures may require us to repurchase their debentures on October 15 of 2007, 2012, 2017, 2022 or 2027 or following a fundamental change at the purchase prices specified herein.

      Our common stock is quoted on the Nasdaq National Market under the symbol “PHSY.” On January 30, 2003, the last reported sale price of our common stock was $27.86 per share.

      For a more detailed description of the debentures, see “Description of the Debentures” beginning on page 18.

      The debentures and the common stock into which the debentures are convertible may be offered and sold from time to time pursuant to this prospectus by the holders of those securities or by their transferees, pledgees, donees, or successors, all of which we refer to as selling securityholders. The securities may be sold by the selling securityholders directly to purchasers or through underwriters, broker-dealers or agents. If required, at the time of a particular offering of securities by a selling securityholder, a supplement to this prospectus will be circulated setting forth the name or names of any underwriters, broker-dealers or agents, any discounts, commissions or other terms constituting compensation for underwriters and any discounts, commissions or concessions allowed or reallowed or paid to agents or broker-dealers. The selling securityholders will receive all of the net proceeds from the sale of the securities and will pay all underwriting discounts and selling commissions, if any, applicable to any sale. We are responsible for the payment of other expenses incident to the registration of the securities. The selling securityholders and any broker-dealers, agents or underwriters that participate in the distribution of any securities may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933. Any discounts, commissions, concessions or profit they earn on any sale of the securities may be deemed to be underwriting compensation under the Securities Act of 1933.

      Investing in the debentures or the common stock issuable upon their conversion involves risks. See “Risk Factors” beginning on page 4 of this prospectus and under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our most recent Form 10-K or Form 10-Q that has been filed under the Securities Exchange Act of 1934, as amended, and that is incorporated by reference into this prospectus.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2003.

FORWARD-LOOKING STATEMENTS
SUMMARY
RISK FACTORS
USE OF PROCEEDS
DESCRIPTION OF THE DEBENTURES
DESCRIPTION OF OUR OTHER INDEBTEDNESS
DESCRIPTION OF CAPITAL STOCK
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
SELLING SECURITYHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND ADDITIONAL INFORMATION
EXHIBIT 4.4
EXHIBIT 4.5
EXHIBIT 4.6
EXHIBIT 5.1
EXHIBIT 12.1
EXHIBIT 15.1
EXHIBIT 23.1
EXHIBIT 25.1

      You should rely only on the information contained or incorporated by reference into this prospectus. We have not authorized anyone to provide you with different information. The selling securityholders are not making an offer of the securities to be sold under this prospectus in any jurisdictions where the offers or sales are not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus, or that the information contained in any document incorporated by reference is accurate as of any date other than the date of the document incorporated by reference. The delivery of this prospectus does not, under any circumstances, mean that there has not been a change in our affairs since the date hereof.

i

FORWARD-LOOKING STATEMENTS

      This prospectus contains or incorporates by reference “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements can generally be identified as such because the context of the statement will include words such as “may,” “will,” “intends,” “plans,” “believes,” “anticipates,” “expects,” “estimates,” “predicts,” “potential,” “continue,” or “opportunity,” the negative of these words or words of similar import. Similarly, statements that describe our reserves and our future plans, strategies, intentions, expectations, objectives, goals or prospects are also forward-looking statements. The forward-looking statements contained or incorporated by reference in this prospectus are based largely on our expectations and projections about future events and future trends affecting our business, and so are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated as of the date of this prospectus or the date of the applicable document incorporated by reference in this prospectus. The risks and uncertainties include, among others, the following:

•	the risk that we may substantially reduce our participation in the Medicare+Choice program and its potential effect on our results of operations;

•	the possibility that our commercial premiums and reimbursement for our Medicare+Choice program, which are generally fixed in advance of the periods covered, will not adequately cover increases in health care service costs over that period;

•	the risk that we will not accurately price our products and/or predict and control future health care costs;

•	possible losses of profitable membership or lower premiums;

•	the potential failure of our new products or products targeted for growth to gain expected levels of membership;

•	disruptions and/or insolvencies in our health care provider network;

•	the possibility that we may underestimate our incurred but not reported claims;

•	the risk that our claims processing system will not adequately handle increasing claim volume and regulatory claims payment requirements and accurately process claims;

•	the risk that we will not be able to adequately control our prescription drug costs;

•	the risk that our selling, general and administrative expenses will exceed our expectations;

•	the potential effect on our business of existing and proposed legislation, regulations or other government initiatives, including actions that government officials could take that would affect our business and our costs of complying with applicable laws and regulations;

•	the potential effect on our business of regulatory audits and pending lawsuits;

•	competitive practices in the health care and insurance industries that adversely affect our pricing, our membership, our expenses, our operating profit and/or our other results ;

•	the possibility that we may take charges for long-lived asset impairments or dispositions or restructurings;

•	the risk that the restrictive covenants and the prepayment terms contained in our senior credit facility and our 10 3/4% senior notes will limit our ability to execute on our business strategy and the risk that we will be unable to meet the financial covenants included in our senior credit facility;

•	the impact of our corporate structure and the level of our indebtedness on our business and our ability to service and otherwise meet our obligations under our indebtedness; and

ii

•	the impact of regulations that require nearly all of our subsidiaries to meet or exceed various capital standards on our business and our ability to service and otherwise meet our obligations under our indebtedness.

      Our actual results of operations and execution of our business strategy could differ materially from those expressed in, or implied by, the forward-looking statements. In addition, past financial performance is not necessarily a reliable indicator of future performance and you should not use our historical performance to anticipate results or future period trends. We can give no assurances that any of the events anticipated by the forward-looking statements will occur or, if any of them do, what impact they will have on our results of operations and financial condition.

      PacifiCare®, SecureHorizons®, Prescription Solutions®; and Quality Index®; are our federally registered trademarks.

iii

SUMMARY

      The following summary is provided solely for your convenience. This summary is not intended to be complete and may not contain all of the information that you should consider before investing in the debentures or the shares of common stock issuable upon conversion of the debentures. It is qualified in its entirety by the more detailed information and consolidated financial statements, including the notes to the consolidated financial statements, included elsewhere or incorporated by reference in this prospectus. You should read carefully the full text and more specific details contained elsewhere or incorporated by reference in this prospectus, including the “Risk Factors” section and the consolidated financial statements and the notes thereto, before investing in the debentures or the shares of common stock issuable upon conversion of the debentures. For a more detailed description of the debentures, see “Description of the Debentures.” Except as otherwise indicated herein or as the context may otherwise require, in this prospectus the words “we,” “our,” “ours” and “us” refer only to PacifiCare Health Systems, Inc. and its subsidiaries and not to any other person.

PacifiCare

      We offer managed care and other health insurance products to employer groups and Medicare beneficiaries in eight Western states and Guam. Our commercial and senior programs are designed to deliver quality health care and customer service to our members cost effectively. These programs include health maintenance organizations, or HMOs, preferred provider organizations, or PPOs, and Medicare supplement products. We also offer a variety of specialty products and services that employers can purchase to supplement our basic commercial plans, or as stand-alone products. These specialty products include pharmacy benefit management, or PBM, behavioral health services and dental and vision benefit plans. As of September 30, 2002, we had approximately 3.2 million HMO and other commercial and senior product members, and approximately 8.8 million members in our PBM, dental and behavioral health plans, including both members covered by our commercial or senior HMOs and members that are unaffiliated with our HMOs.

      Our principal executive offices are located at 5995 Plaza Drive, Cypress, California 90630, and our telephone number is (714) 952-1121. We maintain a worldwide website at www.pacificare.com. The reference to our worldwide web address does not constitute incorporation by reference of the information contained at this site. We were formed in 1996 as a Delaware corporation in connection with the acquisition of FHP International Corporation. We are the successor to a California corporation that was formed in 1983 and reincorporated as a Delaware corporation in 1985.

SECURITIES TO BE REGISTERED

      The debentures were originally issued and sold by us to the initial purchasers, Morgan Stanley & Co. Incorporated and Goldman Sachs & Co., in an offering exempt from registration under the Securities Act. The initial purchasers resold the debentures in transactions exempt from registration under Rule 144A of the Securities Act. For additional information regarding the debentures, see “Description of the Debentures.”

Issuer	PacifiCare Health Systems, Inc.

Securities	$135,000,000 aggregate principal amount of 3% Convertible Subordinated Debentures due 2032.

Maturity Date	October 15, 2032.

Interest	3% per annum on the principal amount, payable semi-annually in arrears in cash on April 15 and October 15 of each year, beginning April 15, 2003.

Conversion	The debentures may be converted into shares of our common stock at a conversion rate of 23.8095 shares per $1,000 principal amount of debentures, subject to adjustment, prior to the close of business on the final maturity date under any of the following circumstances:

• during any fiscal quarter commencing after December 31, 2002, if the closing sale price of our common stock exceeds 110% of the conversion price for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter; or

• during the five business day period after any ten consecutive trading day period in which the trading price of the debentures for each day of such period was less than 95% of the product of the closing sale price of our common stock and the number of shares issuable upon conversion of $1,000 principal amount of the debentures; or

• if the debentures have been called for redemption; or

• upon the occurrence of specified corporate events described under “Description of the Debentures.”

Subordination	The debentures are subordinated to all of our existing and future senior indebtedness and are effectively subordinated to all debt and other liabilities of our subsidiaries. As of September 30, 2002, we had $769 million of senior indebtedness outstanding and our subsidiaries had $1.7 billion of other liabilities outstanding, excluding intercompany liabilities. Neither we nor any of our subsidiaries are prohibited from incurring debt, including senior indebtedness, under the indenture.

Redemption of the Debentures at Our Option	Beginning October 18, 2007, we may redeem for cash all or any portion of the debentures, upon not less than 30 nor more than 60 days’ notice by mail to holders of the debentures. We will pay a purchase price equal to 100% of the principal amount of the debentures to be redeemed plus any accrued and unpaid interest to, but excluding, the redemption date. For more information about redemption of the debentures at our option, see “Description of the Debentures — Redemption of the Debentures at Our Option.”

Redemption at the Option of the Holder	Holders of the debentures may require us to repurchase the debentures for cash on October 15, 2007, 2012, 2017, 2022 and 2027 at a repurchase price equal to 100% of the principal amount of the debentures to be repurchased plus any accrued and unpaid interest to, but excluding, the repurchase date. See “Description of the Debentures — Redemption at Option of the Holder.”

Fundamental Change	If a fundamental change (as described under “Description of the Debentures — Redemption at Option of the Holder Upon a Fundamental Change”) occurs prior to maturity, holders of the debentures may require us to purchase all or part of their debentures at a redemption price equal to 100% of their principal amount, plus accrued and unpaid interest.

Use of Proceeds	We will not receive any of the proceeds of the sale by the selling securityholders of the debentures or the common stock into which the debentures may be converted.

Nasdaq National Market Symbol	PHSY

RISK FACTORS

      You should carefully consider all of the information contained or incorporated by reference in this prospectus prior to investing in the debentures or the common stock issuable upon conversion of the debentures. In particular, we urge you to carefully consider the information set forth under “Risk Factors” beginning on page 4 for a discussion of risks and uncertainties relating to us, our subsidiaries, our business and an investment in the debentures or the common stock issuable upon conversion of the debentures.

RATIO OF EARNINGS TO FIXED CHARGES

      Our ratio of earnings to fixed charges for the years ended December 31, 1997 through 2001 and the nine months ended September 30, 2001 and 2002 are set forth in the table below.

						Nine Months
						Ended
	Years Ended December 31,					September 30,

	1997	1998	1999	2000	2001	2001	2002

	(Unaudited)
Ratio of Earnings to Fixed Charges	3.7x	6.1x	9.1x	4.0x	2.4x	2.4x	3.4x

      For purposes of determining the ratio of earnings to fixed charges, earnings are defined as income before income taxes before impairment, disposition, restructuring and other charges (credits), Office of Personnel Management credits and the cumulative effect of a change in accounting principle, plus fixed charges. Fixed charges represent interest expense, including capitalized interest, on all debt, amortized premiums, discounts and capitalized expenses related to indebtedness, and the estimated interest factor attributable to rental expenses. Our ratio of earnings to fixed charges for the year ended December 31, 2001, giving pro forma effect to the offering of the debentures by us and the application of its estimated net proceeds as set forth under “Use of Proceeds,” and our other permanent repayments and retirements of indebtedness that occurred on or after January 1, 2002 and on or before September 30, 2002, as if each had occurred on January 1, 2001, would have been 2.4x. Our ratio of earnings to fixed charges for the nine months ended September 30, 2002, giving pro forma effect to the offering of the debentures by us and the application of its estimated net proceeds as set forth under “Use of Proceeds,” and our other permanent repayments and retirements of indebtedness that occurred on or after January 1, 2002 and on or before September 30, 2002, as if each had occurred on January 1, 2002, would have been 3.3x.

RISK FACTORS

      You should carefully consider and evaluate all of the information in or incorporated by reference in this prospectus, including the risk factors listed below. Any of these risks could materially and adversely affect our business, results of operations and financial condition, which in turn could materially and adversely affect the market price of the debentures and the trading price of our common stock.

      Keep these risk factors in mind when you read forward-looking statements contained elsewhere or incorporated by reference in this prospectus. These statements relate to our expectations about future events and time periods. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “intends,” “plans,” “believes,” “anticipates,” “expects,” “estimates,” “predicts,” “potential,” “continue,” or “opportunity,” the negative of these words or words of similar import. Similarly, statements that describe our reserves and our future plans, strategies, intentions, expectations, objectives, goals or prospects are also forward-looking statements. Forward-looking statements involve risks and uncertainties, and future events and circumstances could differ significantly from those anticipated in the forward-looking statements.

Risks Relating to Us and Our Industry

We cannot predict whether we will be able to replace some or all of our lost revenue from our Medicare+Choice products with new sources of revenue. Without a replacement for any lost revenue from our Medicare+Choice products, our results of operations could be adversely affected.

      We have reduced our participation in the Medicare+Choice program, which has accounted for more than 50% of our total revenue in each year since 1998, because of shortfalls in Medicare+Choice premiums compared to our rising health care services expenses and increased Medicare administration costs. We plan to withdraw our Medicare+Choice products in five counties in California and Texas in 2003 affecting 37,000 members or approximately 5% of our senior HMO membership. These shortfalls contributed to our decision to cease offering or close enrollment in our Medicare+Choice products in various counties in 2000 through 2003. These shortfalls also contributed to changes in our benefits, copayments and deductibles.

      We also expect to experience voluntary attrition, which may be significant, in our Medicare+Choice membership as we continue to scale back benefits and increase monthly premiums under our Medicare+Choice products to achieve more profitable levels. Our market exits and voluntary attrition that we attribute to reduced benefits and increased premiums resulted in a reduction of approximately 200,000 members in the nine months ended September 30, 2002. We cannot predict the magnitude of voluntary attrition in future periods. To the extent that we continue to reduce our participation in the Medicare+Choice program, our revenue will decline unless lost revenue from our Medicare+Choice products is replaced with revenue from other sources, such as our Medicare supplement product offerings or other lines of business. We cannot predict whether or when we will be able to replace some or all of our lost revenue from our Medicare+Choice products with new sources of revenue. Without a replacement for any lost revenue from our Medicare+Choice products, our results of operations could be adversely affected, for example by increasing our administrative costs as a percentage of our revenue.

Our premiums for our commercial products and Medicare+Choice products are generally fixed in advance of the periods covered and our profitability may suffer to the extent that those premiums do not adequately allow for increases in the costs of health care services over those periods.

      Of our commercial business, more than 50% of our membership renews on January 1 of each year, with premiums that are generally fixed for periods up to one year. In addition, each of our subsidiaries that offers Medicare+Choice products must submit adjusted community rate proposals, generally by county or service area, to the Centers for Medicare and Medicaid Services, or CMS, by September 9 for each Medicare+Choice product that will be offered in a subsequent year. As a result, increases in the costs of health care services in excess of the estimated future health care costs reflected in the premiums or the adjusted community rate proposals generally cannot be recovered in the applicable contract year through higher premiums or benefit designs. Many factors, including health care costs that rise faster than premium increases, increases in utilization and regulatory changes, could cause actual health care costs to exceed what was estimated and reflected in premiums. To the extent that such excesses occur, our results of operations will be adversely affected.

Our future profitability will depend in part on accurately pricing our products, predicting health care costs, the provider reimbursement methodology and on our ability to control future health care costs.

      We use our underwriting systems to establish and assess premium rates based on accumulated actuarial data, with adjustments for factors such as claims experience and hospital and physician contract changes. Our future profitability will depend in part on our ability to predict health care costs, and control future health care costs through underwriting criteria, medical and disease management programs, product design and negotiation of favorable provider and hospital contracts. These factors are of greater significance, to the extent that we have entered into and may continue to increasingly enter into fee-for-service contracts with hospitals and physicians. In addition, changes in demographic characteristics, the regulatory environment, health care practices, inflation, new technologies, continued consolidation of physician, hospital and other provider groups, contractual disputes with providers and numerous other factors may adversely affect our ability to predict and control health care costs as well as our financial condition, results of operations or cash flows.

Our financial and operating performance could be adversely affected by a reduction in revenue caused by membership losses, a failure to achieve expected membership levels in new products or products targeted for growth, or lower-than-expected premiums.

      Our revenues declined during 2002 compared to 2001 revenues due to commercial and senior membership losses, primarily as a result of our exits of unprofitable markets and products, termination of contracts with network providers and increased premiums and benefit reductions. A loss of profitable membership, an inability to increase commercial membership in targeted markets, including unaffiliated membership in our pharmacy benefit management, or PBM, and other specialty businesses, including our preferred provider organization, or PPO, and Medicare supplement products, an inability to gain market acceptance and expected membership in new product lines, including our PPO and Medicare supplement products, or an inability to achieve expected premium increases could result in lower revenues than expected and negatively affect our financial position, results of operations or cash flows. Factors that could contribute to the loss of membership, failure to gain new members in targeted markets or new product lines, or lower premium revenue include:

•	the effect of premium increases, benefit changes and member-paid supplemental premiums and copayments on the retention of existing members and the enrollment of new members;

•	the inability of our marketing and sales plans to attract new customers or retain existing customers for existing products and new products;

•	the member’s assessment of our benefits, quality of service, our ease of use and our network stability for members in comparison to competing health plans;

•	our exit from selected service areas, including Medicare+Choice markets or commercial markets;

•	our limits on enrollment of new Medicare+Choice and commercial members in selected markets, through a combination of capacity waivers and voluntary closure notices;

•	reductions in work force by existing customers and/or reductions in benefits purchased by existing customers;

•	negative publicity and news coverage about us or litigation or threats of litigation against us;

•	the loss of key sales and marketing employees; and

•	the inability of our providers to accept additional members.

We could become subject to material unpaid health care claims and health care costs that we would not otherwise incur because of insolvencies of providers with whom we have capitated contracts.

      Providers with whom we have capitated contracts could become insolvent and could expose us to unanticipated expenses. We maintain insolvency reserves that include estimates for potentially insolvent providers, where conditions indicate claims are not being paid or have slowed considerably. Depending on states’ laws, we may be held liable for unpaid health care claims that were previously the responsibility of the capitated provider and for which we have already paid capitation. We may also incur additional health care costs in the event of provider instability where we are unable to agree upon a contract that is mutually beneficial. These costs may be incurred when we need to contract with other providers at less than cost-effective rates to continue providing health care services to our members. In addition to our insolvency exposure, our providers have deposited security reserves with us, and in third party institutions. Because our access to provider reserves has, and may continue to be subject to challenge by the provider group or other third parties at interest, we could incur additional charges for unpaid health care claims if we are ultimately denied access to these funds.

      In 2001, the Texas legislature adopted changes to legislation that may affect contracts that our Texas subsidiary enters into or renews with its delegated network providers after January 1, 2002. State regulators may take the position that this legislation provides that HMOs are liable for paying individual provider claims that are otherwise the financial responsibility of the capitated physician group if the HMO does not comply with the oversight requirements of the legislation. As of September 30, 2002, our Texas subsidiary had contracts with six capitated network providers that pay their own claims, covering approximately 61,000 or 29% of our Texas membership. We cannot predict whether the financial condition of our Texas providers will continue to deteriorate. To the extent that we do not accurately estimate the timing, amount or outcome of claims asserted against us based on providers with whom we have capitated contracts and who become insolvent, our results of operations or cash flows for a future period could be materially and adversely affected.

A disruption in our health care provider network could have an adverse effect on our ability to market our products and our profitability.

      In any particular market, health care providers could refuse to contract, demand higher payments, or take other actions that could result in higher health care costs or difficulty meeting regulatory or accreditation requirements. In some markets, some health care providers, particularly hospitals, physician/ hospital organizations or multi-specialty physician groups, may have significant market positions. If health care providers refuse to contract with us, use their market position to negotiate favorable contracts, or place us at a competitive disadvantage, then our ability to market products or to be profitable in those markets could be adversely affected. Our provider networks could also be disrupted by the financial insolvency of large provider groups such as those that occurred in Texas in 2001. A reduction in our membership resulting from disruptions in our health care provider networks would reduce our revenue and increase the proportion of our premium revenue needed to cover our health care costs.

Our results of operations could be adversely affected by understatements in our actual liabilities caused by understatements in our actuarial estimates of incurred but not reported claims.

      We estimate the amount of our reserves for incurred but not reported, or IBNR, claims primarily using standard actuarial methodologies based upon historical data. These standard actuarial methodologies include, among other factors, the average interval between the date services are rendered and the date claims are received and/or paid, denied claims activity, disputed claims activity, expected health care cost inflation, utilization, seasonality patterns and changes in membership. The estimates for submitted claims and IBNR claims liabilities are made on an accrual basis and adjusted in future periods as required. These estimates could understate or overstate our actual liability for claims and benefits payable. Any increases to these prior estimates could adversely affect our results of operations in future periods.

If our claims processing system is unable to handle an increasing claims volume and unable to meet regulatory claims payment requirements, we may become subject to regulatory actions. If our claims processing system is unable to process claims accurately, our ability to accurately estimate claims liabilities and establish related reserves could be adversely affected.

      We have regulatory risk for the timely processing and payment of claims. If we, or any entities with whom we subcontract to process or pay claims, are unable to handle continued increased claims volume, or if we are unable to pay claims timely we may be subject to regulatory censure and penalties, which could have a material adverse effect on our operations and results of operations. In addition, if our claims processing system is unable to process claims accurately, the data we use for our IBNR estimates could be incomplete and our ability to estimate claims liabilities and establish adequate reserves could be adversely affected.

Our profitability may be adversely affected if we are unable to adequately control our prescription drug costs.

      Overall, prescription drug costs have been rising for the past few years. The increases are due to the introduction of new drugs costing significantly more than existing drugs, direct consumer advertising by the pharmaceutical industry creating consumer demand for particular brand drugs, patients seeking medications to address lifestyle changes, higher prescribed doses of medications and enhanced pharmacy benefits for members such as reduced copayments and higher benefit maximums. As a way of controlling this health care cost component, we have implemented a significant decrease in prescription drug benefits for our Medicare+Choice members in almost all of our geographic areas in 2002 and expect to continue to decrease these benefits in 2003. Despite these efforts, however, we may be unable to adequately control this health care cost component, which could adversely impact our profitability.

Increases in our selling, general and administrative expenses could harm our profitability.

      Our selling, general and administrative expenses have been rising due to our continued investment in strategic initiatives and could increase more than we anticipate as a result of a number of factors, which could adversely impact our profitability. These factors include:

•	our need for additional investments in PBM expansion, branding and advertising campaigns, medical management, underwriting and actuarial resources and technology;

•	our need for additional investments in information technology projects including consolidation of our existing systems that manage membership, eligibility, capitation, claims processing and payment information and other important information;

•	our need for increased claims administration, personnel and systems;

•	our greater emphasis on small group and individual health insurance products, which may result in an increase in the broker commissions we pay;

•	the necessity to comply with regulatory requirements, including the Health Insurance Portability and Accountability Act of 1996, or HIPAA;

•	the success or lack of success of our marketing and sales plans to attract new customers, and create customer acceptance for new products;

•	our ability to estimate costs for our self-insured retention for medical malpractice claims;

•	our inability to achieve efficiency goals and resulting cost savings from announced restructuring or other initiatives; and

•	our ability to estimate legal expenses and settlements associated with litigation that has been or could be brought against us.

      In addition, our selling, general and administrative expenses as a percentage of our revenue could increase due to changes in our product mix between senior and commercial products and expected declines in our revenue, and could be adversely affected if we exit Medicare+Choice or commercial markets without replacing our revenue from those markets with revenue from other sources, such as our new Medicare supplement product offerings. If we do not generate expected cash flow from operations, we could be forced to postpone or cancel some of these planned investments, which would adversely affect our ability to meet our short term strategic plan.

We may not accurately estimate the amounts we will need to spend to comply with HIPAA, which may adversely affect our expenses and/or the ability to execute portions of our business strategy.

      HIPAA includes administrative simplification provisions directed at standardizing transactions and codes and seeking protections for confidentiality and security of patient data. We expect to modify all of our information systems and business processes to comply with HIPAA regulations regarding standardizing transactions and codes. We also expect to incur expense developing systems and refining processes and contracts to comply with HIPAA security and privacy requirements. Our HIPAA compliance costs were approximately $16 million in 2002, plus another $2 million in capital expenditures and we expect to incur comparable costs in 2003. We continue to evaluate the future work and costs that will be required to meet HIPAA requirements and mandated compliance timeframes. To the extent that our estimated HIPAA compliance costs are less than our actual HIPAA compliance costs, amounts we had budgeted for other purposes will need to be used for HIPAA compliance which may adversely affect our ability to execute portions of our business strategy or may increase our selling, general and administrative expenses.

We are subject to several lawsuits brought by health care providers and members alleging that we engage in a number of improper practices, as well as a lawsuit brought by the State of Texas. Depending upon their outcome, these lawsuits could result in material liabilities to us or cause us to incur material costs, to change our operating procedures or comply with increased regulatory requirements.

      Health care providers and members are currently attacking practices of the HMO industry through a number of lawsuits brought against us and other HMOs. The class action lawsuits brought by health care providers allege that HMOs’ claims processing systems automatically and impermissibly alter codes included on providers’ reimbursement/ claims forms to reduce the amount of reimbursement, and that HMOs impose unfair contracting terms on health care providers, impermissibly delay making capitated payments under their capitated contracts, and negotiate capitation payments that are inadequate to cover the costs of health care services provided. The Jose Cruz lawsuit filed in November 1999 alleged that we engaged in a number of purportedly undisclosed practices designed to limit the amount and cost of health care services provided to members, such as:

•	providing health care providers with financial incentives to restrict hospitalizations, referrals to specialist physicians, and prescriptions for high cost drugs;

•	entering into capitated contracts with health care providers, since capitated providers have financial incentives to limit health care services; and

•	manipulating determinations of whether health care services are medically necessary by excluding expensive procedures and treatments from being considered medically necessary.

In addition, the State of Texas alleges that we violated Texas laws relating to prompt payment in connection with the administration of our capitated contracts with three insolvent physician groups.

      These lawsuits, including those filed to date against us, may take years to resolve and cause us to incur substantial litigation expenses. Depending upon the outcomes of these cases, these lawsuits may cause or force changes in practices of the HMO industry. These cases also may cause additional regulation of the industry through new federal or state laws. These actions and actions brought by state attorney generals ultimately could adversely affect the HMO industry and, whether due to damage awards, required changes to our operating procedures, increased regulatory requirements or otherwise, have a material adverse effect on our financial position, results of operations or cash flows and prospects.

We are subject to other litigation in the ordinary course of business that may result in material liabilities to us, including liabilities for which we may not be insured.

      From time to time, we are involved in legal proceedings that involve claims for coverage encountered in the ordinary course of business. We, like other HMOs and health insurers generally, exclude payment for some health care services from coverage under our HMO and other plans. We are, in the ordinary course of business, subject to the claims of our members arising out of decisions to deny or restrict reimbursement for services, including medical malpractice claims related to our taking a more active role in managing the cost of medical care. The loss of even one of these claims, if it results in a significant punitive damage award, could have a material adverse effect on our business. In addition, our exposure to potential liability under punitive damage theories may significantly decrease our ability to settle these claims on reasonable terms. We maintain general liability, property, managed care errors and omissions and medical malpractice insurance coverage. We are at risk for our self-insured retention on these claims, and are substantially self-insured for medical malpractice claims. Coverages typically include varying and increasing levels of self-insured retention or deductibles that increase our risk of loss.

Regulators could terminate or elect not to renew our Medicare contracts, change the program or its regulatory requirements, or audit our proposals for Medicare plans, all of which could materially affect our revenue or profitability from our Medicare+Choice products.

      The Medicare program has accounted for more than 50% of our total revenue in each year since 1998. CMS regulates the benefits provided, premiums paid, quality assurance procedures, marketing and advertising for our Medicare+Choice products. CMS may terminate our Medicare+Choice contracts or elect not to renew those contracts when those contracts come up for renewal every 12 months. The loss of Medicare contracts or changes in the regulatory requirements governing the Medicare+Choice program or the program itself could have a material adverse effect on our financial position, results of operations or cash flows.

      Our adjusted community rate proposals for the contract year 2003 have been filed and approved. In the normal course of business, all information submitted as part of the adjusted community rate process is subject to audit and approval. We cannot be certain that any ongoing and future audits will be concluded satisfactorily. We may incur additional, possibly material, liability as a result of these audits. The incurrence of such liability could have a material adverse effect on our financial position, results of operations or cash flows.

We compete in highly competitive markets and our inability to compete effectively for any reason in any of those markets could adversely affect our profitability.

      We operate in highly competitive markets. Consolidation of acute care hospitals and continuing consolidation of insurance carriers, other HMOs, employer self-funded programs and PPOs, some of which have substantially larger enrollments or greater financial resources than ours, has created competition for hospitals, physicians and members, impacting profitability and the ability to influence medical management. The cost of providing benefits is in many instances the controlling factor in obtaining and retaining employer groups as clients and some of our competitors have set premium rates at levels below our rates for comparable products. We anticipate that premium pricing will continue to be highly competitive. In addition, brokers and employers may react negatively to adverse press associated with HMOs in general or directly about us, and consequently look to alternatives such as indemnity products or self-funded programs. If we are unable to compete effectively in any of our markets, our business may be adversely affected.

Recently enacted or proposed legislation, regulations and initiatives could materially and adversely affect our business by increasing our operating costs, reducing our membership or subjecting us to additional litigation.

      Recent changes in state and federal legislation have increased and will continue to increase the costs of regulatory compliance, and proposed changes in the law may negatively impact our financial and operating results. These changes may increase our health care costs, decrease our membership or otherwise adversely affect our revenue and our profitability. Regulation and enforcement is increasing both at the state and federal level. Increased regulations, mandated benefits and more oversight, audits and investigations and changes in laws allowing access to federal and state courts to challenge health care decisions may increase our administrative, litigation and health care costs. The following recent or proposed legislation, regulation or initiatives could materially affect our financial position:

•	proposed legislation and regulation could include adverse actions of government or other payors, including reduced Medicare or commercial premiums, reduction of provider reimbursements, discontinuance of, or limitation on, governmentally funded programs, recovery by governmental payors of previously paid amounts, the inability to increase premiums or prospective or retroactive reductions to premium rates for federal employees;

•	draft compliance guidelines from the Office of Inspector General that propose voluntary guidelines for pharmaceutical manufacturers to establish internal controls, which if implemented, may result in pharmaceutical companies restructuring the financial terms of their business arrangements with PBMs, HMOs or other health service plans;

•	proposed legislation and regulation to provide payment and administrative relief for the Medicare+Choice program and regulate drug pricing by the state and federal government could include provisions that impact our Medicare+Choice and commercial products;

•	new and proposed “patients’ bill of rights” legislation at the state level that would hold HMOs liable for medical malpractice, including legislation enacted in Arizona, California, Oklahoma, Texas and Washington, may increase the likelihood of lawsuits against HMOs for malpractice liability. The House and Senate did not resolve their differences with the proposed federal “patients’ bill of rights” before the end of the 107th Congressional session. This legislation would have removed or limited the federal preemption set forth in the Employee Retirement Income Security Act of 1974, or ERISA, that precludes most individuals from suing their employer-sponsored health benefit plans for causes of action based upon state law and enable members to challenge coverage/benefits decisions in state and federal courts. Prospects for the reintroduction and enactment of similar legislation in 2003 are not clear. The United States Supreme Court has ruled that state laws that establish independent review boards to which members can appeal when HMOs deny coverage for certain treatments or procedures are not pre-empted by ERISA;

•	new and proposed state legislation, regulation, or litigation that would otherwise limit our ability to capitate physicians and hospitals or delegate financial risk, utilization review, quality assurance or other medical decisions to our contracting physicians and hospitals;

•	existing or new state legislation and regulation that may require increases in minimum capital, reserves, and other financial liability requirements and proposed state legislation that may limit the admissibility of certain assets;

•	state regulations that may increase the financial capital requirements of physicians and hospitals who contract with HMOs to accept financial risk for health services;

•	new and proposed state and federal legislation that would attempt to address increases in medical malpractice insurance premiums and tort reform;

•	new and proposed legislation that permits and would permit independent physicians to collectively bargain with health plans on a number of issues, including financial compensation;

•	state and federal regulations that place additional restrictions and administrative requirements on the use, retention, transmission and disclosure of personally identifiable health information, such as HIPAA, and federal regulations that enforce the current HIPAA administrative simplification deadlines of April 2003 for privacy compliance and October 2003 for data standards compliance;

•	new regulations requiring protection of the integrity and availability of personally identifiable health information which exists in electronic form, including the proposed HIPAA security standards;

•	new regulations that place additional restrictions and administrative requirements on the transmission, processing and receipt of electronic data as required by HIPAA; and

•	existing or new state and federal legislation and regulations governing the timely payment and administration of claims by HMOs and insurers, and imposing financial and other penalties for non-compliance.

We may take charges for long-lived asset impairments or dispositions, or restructurings that could materially impact our results of operations or cash flows.

      In the future, we may announce dispositions of assets or product exits as we continue to evaluate whether our subsidiaries or products fit within our business strategy. We may also record goodwill or long-lived asset impairment charges if one or more of our subsidiaries with operating losses generates less operating cash flows than we currently expect. In addition, as we refocus and retool our work force as part of attempting to improve our operating performance, we expect some positions to change or be eliminated, which could result in future restructuring charges. We cannot be certain that dispositions, impairments or restructuring activities will not result in additional charges. In addition, disposition or restructuring charges could have a material adverse effect on our results of operations or cash flows.

We could have to change our investment practices in the future to avoid being deemed to be an investment company under the Investment Company Act of 1940, as amended, which could adversely affect our rate of return on our investments and our results of operations.

      Due to changes in accounting rules implemented in 2002, our legal structure and our recent operating results, we may inadvertently fail the statistical test for being regulated as an investment company under the Investment Company Act of 1940, as amended, or the Investment Company Act. The Investment Company Act requires registration of, and imposes substantial operating restrictions on, companies that engage, or propose to engage, primarily in the business of investing, reinvesting, owning, holding, or trading in securities, or that meet certain statistical tests concerning a company’s asset composition and sources of income.

      Because we are primarily engaged through our existing operating subsidiaries in the health care and insurance industries and we intend our future operating subsidiaries to be engaged in these businesses or related consumer businesses, we believe that we are primarily engaged in a business other than investing, reinvesting, owning, holding or trading in securities and that we are not an investment company. We are able to rely on an SEC rule that exempts us from the requirement of registering as an investment company for up to one year. In the interim, we and our operating subsidiaries are seeking an order from the SEC, declaring our HMO operating subsidiaries not to be investment companies so that we would be exempt from the provisions of the Investment Company Act. The granting of this type of order is a matter of SEC discretion and, therefore, we cannot assure you that it will be granted to our HMO operating subsidiaries. Even if we were to receive an SEC order, there can be no assurance that our business activities would not ultimately subject us to regulation under the Investment Company Act.

      If the SEC does not grant the requested order, to avoid registration under the Investment Company Act, we may have to restructure our subsidiaries or our investments so that we do not fail the statistical tests relating to asset composition. These changes might include increasing the component of our investments held in government securities or refraining from buying or selling securities when we would otherwise not choose to do so. This could have a negative impact on our results of operations.

Our senior credit facility and our 10 3/4% senior notes contain restrictive covenants that may limit our ability to expand or pursue our business strategy.

      Our senior credit facility and our 10 3/4% senior notes limit, and in some circumstances prohibit, our ability to:

•	incur additional indebtedness;

•	create liens;

•	pay dividends and make distributions in respect of our capital stock and the capital stock of our subsidiaries;

•	redeem capital stock;

•	place restrictions on our subsidiaries’ ability to pay dividends, make distributions or transfer assets;

•	make investments or other restricted payments;

•	sell or otherwise dispose of assets;

•	enter into sale-leaseback transactions;

•	engage in transactions with stockholders and affiliates; and

•	effect a consolidation or merger.

      We are required under the senior credit facility to maintain compliance with certain financial ratios. We may not be able to maintain these ratios. Covenants in the senior credit facility and our 10 3/4% senior notes may impair our ability to expand or pursue our business strategies. Our ability to comply with these covenants and other provisions of the senior credit facility and our 10 3/4% senior notes may be affected by our operating and financial performance, changes in business conditions or results of operations, adverse regulatory developments or other events beyond our control. In addition, if we do not comply with these covenants, the lenders under the senior credit facility and our 10 3/4% senior notes may accelerate our debt repayment under the senior credit facility and our 10 3/4% senior notes. If the indebtedness under the senior credit facility or our 10 3/4% senior notes is accelerated, we could not assure you that our assets would be sufficient to repay all outstanding indebtedness in full.

Risks Relating to an Investment in the Debentures

Our subsidiaries are under no obligation to distribute any of their available cash flow to us, which we will need to service the debentures, and our HMO and insurance subsidiaries are subject to capitalization requirements that may significantly limit or restrict the amount of their available cash flow that they can distribute to us.

      The debentures are obligations of PacifiCare Health Systems, Inc., which is a holding company. Because we derive substantially all of our revenues and earnings before interest, taxes, depreciation and amortization, or EBITDA, from our operating subsidiaries and do not have significant operations of our own, we are dependent upon the ability of our subsidiaries to provide us with cash, in the form of dividends or intercompany credits, loans or otherwise, to meet our debt service obligations, including our obligations under the debentures. Our subsidiaries have no obligation to pay any amounts due on the debentures or to make any funds available to us for payment of the debentures, whether by dividends, loans, distributions or other payments. As of September 30, 2002, our subsidiaries held 98% of our total assets, which percentage gives effect to intercompany eliminations and excludes investment in subsidiaries.

      Our regulated HMO and insurance subsidiaries are subject to HMO regulations or insurance regulations and may be subject to substantial supervision by one or more HMO or insurance regulators. Subsidiaries subject to regulation must meet or exceed various capital standards imposed by HMO or insurance regulations, which may from time to time impact the amount of funds those subsidiaries can pay to us. After giving effect to these various capital requirements, our regulated subsidiaries had a surplus in excess of these requirements of approximately $319 million as of September 30, 2002. In addition, in September 1998, the National Association of Insurance Commissioners adopted new minimum capitalization guidelines, known as risk-based capital rules, for health care coverage provided by HMOs and other risk-bearing health care entities, which some of the states our regulated subsidiaries operate in have adopted as their governing regulations for capital requirements. Our regulated subsidiaries could become subject to increased capitalization requirements depending on the nature and extent of the risk-based capital rules, if any, ultimately adopted in the other states in which they operate.

      From time to time, we advance funds in the form of a loan or capital contribution to our subsidiaries to assist them in satisfying state financial requirements. We may provide additional funding to a subsidiary if a state legislator imposes additional financial requirements due to concerns about the financial position of the subsidiary or if there is an adverse effect resulting from changes to the state’s financial requirements. Furthermore, varying results of operations or other business considerations, for example determinations as to the amount of funds in excess of capital requirements that our regulated subsidiaries should retain to fund their operations, may reduce or restrict the amount of dividends, loans or other distributions to us from our subsidiaries. Any of these factors could reduce the amount of funds we have available to us to make payments of principal and interest on our outstanding indebtedness, including the debentures.

Our significant amount of indebtedness and interest expense will limit our cash flow and could adversely affect our operations and our ability to make full payment on your debentures.

      We have a significant level of debt and interest expense. As of September 30, 2002, after giving pro forma effect to the issuance and sale of the debentures by us and the use of the estimated net proceeds as set forth under “Use of Proceeds” as if each had occurred on September 30, 2002, we would have had $851.2 million of outstanding indebtedness. In addition, the total size of our committed revolving line of credit would have been $38.7 million, of which at least $7.6 million would have been available for borrowing, as of September 30, 2002, after giving pro forma effect to the issuance and sale of the debentures by us and the use of the estimated net proceeds as set forth under “Use of Proceeds” as if each had occurred on September 30, 2002 and the automatic reduction in our revolving line of credit at the end of the third quarter. The amount that we may borrow under our revolving line of credit decreases by $5 million each quarter. For the quarter ended September 30, 2002, our pro forma interest expense on our pro forma outstanding indebtedness as of September 30, 2002, after giving pro forma effect to the issuance and sale by us of the debentures and the use of the estimated net proceeds as set forth under “Use of Proceeds” as if each had occurred on September 30, 2002 would have been $20.5 million. Our aggregate level of indebtedness, and our debt service requirements, increased in connection with the offering of the debentures. If market interest rates increase, our debt service requirements will increase even more. We are required under our senior credit facility to make quarterly cash amortization payments of $20 million. We may use internally generated funds, draws on our equity commitment arrangement following the expiration of our lock-up arrangement with the initial purchasers of the debentures and/or the proceeds of other issuances of securities to meet these debt service and amortization obligations.

      Our significant indebtedness poses risks to our business, including the risks that:

•	we could use a substantial portion of our consolidated cash flow from operations to pay principal and interest on our debt, thereby reducing the funds available for working capital, capital expenditures, acquisitions and other general corporate purposes, including executing our business strategy of diversifying our product offerings and making planned investments in our branding campaign, the marketing of our specialty products and technology initiatives for further streamlining our operations;

•	insufficient cash flow from operations may force us to sell assets, or seek additional capital, which we may be unable to do at all or on terms favorable to us;

•	our level of indebtedness may make us more vulnerable to economic or industry downturns; and

•	our debt service obligations increase our vulnerabilities to competitive pressures, because many of our competitors are less leveraged than we are.

Because the debentures are subordinated to our senior debt and effectively subordinated to the debt and other liabilities of our subsidiaries, you may not receive full payment on your debentures.

      The debentures are junior to all of our existing and future indebtedness, other than any future indebtedness that expressly provides that it ranks equal with, or is subordinated in right of payment to, the debentures. As a result, upon any distribution to our creditors in a bankruptcy, liquidation, reorganization or similar proceeding, the holders of our senior debt will be entitled to be paid in full before any payment will be made on the debentures.

      In addition, all payments on, or acquisition of the debentures may be blocked until cured in the event of a payment default or for up to 179 days in the event of certain non-payment defaults under our senior credit facility or any other designated senior debt, including our 10 3/4% senior notes. Such payments may only be blocked once within any period of 365 days.

      In the event of a bankruptcy, liquidation or reorganization or similar proceeding relating to us, holders of the debentures will participate in our assets with trade creditors and all other holders of our indebtedness. However, because the indenture for the debentures requires that amounts otherwise payable to holders of the debentures in a bankruptcy or similar proceeding be paid to holders of senior debt instead, holders of the debentures may receive less ratably than holders of trade payables and holders of our other indebtedness in any such proceeding. In any of these cases, holders of the debentures may not be paid in full.

      As of September 30, 2002, after giving pro forma effect to the issuance and sale of the debentures by us and the application of the estimated net proceeds as set forth under “Use of Proceeds” as if each had occurred on September 30, 2002, the debentures would have been subordinated to approximately $716.2 million of our senior debt, and at least $7.6 million would have been available for borrowing as additional senior debt under our senior credit facility. The indenture governing the debentures does not restrict the amount of indebtedness, including senior debt, that we may borrow in the future.

      In addition, the debentures are effectively subordinated in right of payment to all debt and other liabilities, including trade payables and other accrued liabilities, of our subsidiaries. As of September 30, 2002, our subsidiaries had total other liabilities of approximately $1.7 billion, excluding intercompany liabilities and their obligations with respect to our senior credit facility, 10 3/4% senior notes and FHP senior notes pursuant to guarantees or otherwise. In addition, our subsidiaries have historically generated substantially all of our revenues and EBITDA. Any right we may have to receive assets of our subsidiaries upon their liquidation or reorganization, and your resulting rights to participate in those assets, would be effectively subordinated to the claims of our subsidiaries’ creditors. In addition, if one or more of our subsidiaries becomes insolvent, its regulators may seize its assets to cover its obligations under health care policies, which could result in our remaining assets being insufficient to pay the debentures in full or at all.

Because the debentures are effectively subordinated to our secured debt, you may not receive full payment on your debentures.

      The debentures are not secured by any of our assets or the assets of our subsidiaries. Our obligations under our senior credit facility are secured by liens on substantially all of the personal property assets of our domestic, unregulated subsidiaries. The FHP senior notes share in the collateral securing our senior credit facility. If we are unable to repay amounts due on our secured debt, the lenders could proceed against the collateral securing that debt and we may not have sufficient assets left to pay you.

We are prohibited from, and may be unable to, repurchase the debentures upon a fundamental change, which would cause defaults under the senior credit facility, our 10 3/4% senior notes, the FHP senior notes and other indebtedness we may incur in the future.

      Upon a fundamental change as defined in the indenture for the debentures, you may require us to repurchase all or a portion of your debentures. If a fundamental change were to occur, we may not have enough funds to pay the repurchase price for all tendered debentures. We are prohibited under our senior credit facility, and may be prohibited under indebtedness we may incur in the future, from purchasing any debentures prior to their stated maturity. In such circumstances, we will be required to repay all of the outstanding principal of, and pay any accrued and unpaid interest on, indebtedness under the senior credit facility and any such other future indebtedness or obtain the requisite consent from the lenders under the senior credit facility and the holders of any such other future indebtedness to permit the repurchase of the debentures. If we are unable to repay all of such indebtedness or are unable to obtain the necessary consents, we will be unable to offer to repurchase the debentures, which would constitute an event of default under the indenture for the debentures, which itself would also constitute a default under the senior credit facility and the indentures for our 10 3/4% senior notes and FHP senior notes and could constitute a default under the terms of any future indebtedness that we may incur. In connection with a fundamental change, we also could be required under the terms of our 10 3/4% senior notes to repurchase those notes, which could prevent us from repurchasing tendered debentures without causing a default under the indenture for our 10 3/4% senior notes. In addition, the events that constitute a fundamental change under the indenture for the debentures may also be events of default under the senior credit facility or other indebtedness we may incur in the future. The term “fundamental change” is limited to certain specified transactions and may not include other events that might adversely affect our financial condition. Our obligation to offer to repurchase the debentures upon a fundamental change would not necessarily afford you protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction because those transactions could be structured in a manner whereby they would not be considered a “fundamental change” for purposes of the indenture for the debentures.

No public market exists for the debentures. The failure of a market to develop could affect your ability to, and the price at which you may, resell your debentures.

      No public market exists for the debentures and no public market for the debentures may develop. The debentures are not listed on any securities exchange. We cannot assure you as to the liquidity of any trading market for the debentures that may develop. If the debentures are traded, they may trade at prices lower than their initial offering price as a result of, among other things, prevailing interest rates, the market for similar securities, our financial condition and prospects and general economic conditions.

The actual or anticipated resale by Acqua Wellington of shares of our common stock that it purchases from us under the equity line of credit or otherwise owns or acquires may have an adverse impact on the market price of our common stock.

      In December 2001, we entered into an equity line of credit with Acqua Wellington under which we may, at our option, sell up to 6,872,792 shares of our common stock to Acqua Wellington from time to time until June 2003. In April 2002, we sold 420,720 shares of our common stock to Acqua Wellington in connection with our first draw down under the equity line of credit. We have agreed not to sell our common stock to, or enter into any other arrangement that transfers any of the economic consequences of ownership of our common stock with, any third party, including Acqua Wellington, until February 21, 2003, subject to certain limited exceptions. On or after that date, we may elect to draw more on this equity line of credit, for example to raise additional proceeds to retire indebtedness under our senior credit facility. All the shares that we have sold and may sell to Acqua Wellington under the equity line of credit have been registered for resale by Acqua Wellington pursuant to a currently effective registration statement that we filed under the Securities Act. The resale by Acqua Wellington through open market transactions or other means of the common stock that it has purchased or purchases from us under the equity line of credit or that it otherwise owns or acquires may, depending upon the timing of the resales, depress the market price of our common stock. Moreover, as all the shares we sell to Acqua Wellington will be available for immediate resale, the mere prospect of our sales to it could depress the market price of our common stock. In addition, actual or anticipated downward pressure on the market price of our common stock due to actual or anticipated resales of our common stock by Acqua Wellington could cause some institutions or individuals to engage in short sales of our common stock, which may itself cause the market price of our common stock to decline. Any decline in the market price of our common stock for any of the reasons described above would likely also cause a decline in the trading price of the debentures.

Our issuance of shares to Acqua Wellington will dilute the equity ownership of our existing stockholders.

      Under our equity line of credit with Acqua Wellington, we may issue to Acqua Wellington up to 6,872,792 shares of our common stock, which represented 19.9% of the number of our issued and outstanding shares as of the date of that agreement. We have agreed not to sell our common stock to, or enter into any other arrangement that transfers any of the economic consequences of ownership of our common stock with, any third party, including Acqua Wellington, until February 21, 2003, subject to certain limited exceptions. The precise number of shares of our common stock that we will issue to Acqua Wellington on or after that date over the remaining term of the equity line of credit, if any, will depend on the threshold price we set for the applicable draw downs and the market price of our common stock during the draw down periods. To date, we have issued 420,720 shares of our common stock to Acqua Wellington under the equity line of credit. Each of our issuances of common stock to Acqua Wellington under the common stock purchase agreement, if any, will proportionately decrease our existing stockholders’ percentage ownership of our total outstanding equity interests, including the percentage ownership held by the holders of the debentures who have converted the debentures into our common stock.

Our stock price may continue to experience large fluctuations, which may significantly affect the market price of our common stock.

      The trading price of our common stock fluctuates over a wide range and is expected to continue to be extremely volatile in the future. These price fluctuations may be rapid and severe and may leave investors little time to react. Factors that may affect the market price of our common stock include the factors set forth in the risk factors described elsewhere in this prospectus and changes in securities analysts’ earnings projections or securities analysts’ recommendations. These factors could lead to a significant decrease in the market price of the debentures and our common stock and you could lose a substantial amount of your investment.

Delaware law and our charter documents contain provisions that could discourage or prevent a potential takeover of our company that might otherwise result in our stockholders receiving a premium over the market price of their shares.

      Provisions of Delaware law and our certificate of incorporation and bylaws could make it more difficult for another person to acquire us by means of a tender offer or other means or to remove our incumbent officers and directors by a proxy contest or otherwise. These provisions include:

•	Section 203 of the Delaware General Corporation Law, which prohibits a merger with a 15%-or-greater stockholder, such as a party that has completed a successful tender offer, until three years after that party became a 15%-or-greater stockholder;

•	a fair price provision in the certificate of incorporation that requires any acquisition of us to be approved by a two-thirds vote of our board of directors unless the acquiror pays at least a defined fair price and follows specified procedures;

•	our board of directors is currently divided into three classes with staggered three year terms for each class, which could make it more difficult to gain control of our board of directors while our board of directors remains classified;

•	the authorization in the certificate of incorporation of undesignated preferred stock, which could be issued without stockholder approval in a manner designed to prevent or discourage a takeover; and

•	provisions in our bylaws eliminating stockholders’ rights to call a special meeting of stockholders, which could make it more difficult for stockholders to wage a proxy contest for control of our board or to vote to repeal any of the anti-takeover provisions contained in our certificate of incorporation and bylaws.

      We also have a rights agreement entered into in November 1999, with Mellon Investor Services, L.L.C., as rights agent, which gives our stockholders certain rights that could substantially increase the cost of acquiring us in a transaction not approved by our board of directors.

USE OF PROCEEDS

      We will not receive any proceeds from the sale by the selling securityholders of the debentures or the shares of common stock issuable upon conversion of the debentures.

      We received estimated net proceeds from the sale of the debentures of approximately $130.5 million after deducting discounts and commissions for the initial purchasers and estimated expenses associated with the offering payable by us. We used all of the estimated net proceeds of the offering of the debentures as follows:

•	$52.6 million was used to permanently repay indebtedness under our senior credit facility;

•	$9.5 million was used to deposit cash against outstanding letters of credit under our senior credit facility; and

•	$68.4 million was used or will be used for general corporate purposes.

      The indebtedness under our senior credit facility that was repaid bore interest at variable rates and had an average overall interest rate, excluding the facility fee, of approximately 6.8% per annum as of September 30, 2002. As of September 30, 2002, after giving pro forma effect to the offering of the debentures by us and the application of its estimated net proceeds as described above as if the offering had occurred on September 30, 2002 and the automatic reduction in our revolving line of credit at the end of the third quarter, the total size of our committed revolving line of credit would have been $38.7 million, of which at least $7.6 million would have been available for borrowing.

DESCRIPTION OF THE DEBENTURES

      The debentures were issued under an indenture dated as of November 22, 2002 between PacifiCare, as issuer, and U.S. Bank National Association, as trustee. The debentures and the shares issuable upon conversion of the debentures are subject to a registration rights agreement.

      The following description is a summary of the material provisions of the debentures, the indenture and the registration rights agreement. It does not purport to be complete. This summary is subject to, and is qualified by reference to all the provisions of the indenture, including the definitions of certain terms used in the indenture. The indenture and the registration rights agreement have been filed as exhibits to the registration statement of which this prospectus is a part. Wherever particular provisions or defined terms of the indenture or the form of debentures are referred to, those provisions or defined terms are incorporated in this prospectus by reference and are qualified in their entirety by the reference.

      As used in this “Description of the Debentures” section, references to “PacifiCare,” “we,” “our” or “us” refer solely to PacifiCare Health Systems and not to our subsidiaries.

General

      The debentures are general unsecured obligations of PacifiCare. Our payment obligations under the debentures are subordinated to our senior indebtedness and effectively subordinated to all indebtedness and other liabilities of our subsidiaries, as described under “Subordination of Debentures.” The debentures are convertible into common stock as described under “Conversion of Debentures.”

      We issued $135,000,000 aggregate principal amount of the debentures. The debentures are issued only in denominations of $1,000 and multiples of $1,000. The debentures mature on October 15, 2032 unless earlier converted, redeemed or repurchased.

      Neither we nor any of our subsidiaries are subject to any financial covenants under the indenture. In addition, neither we nor any of our subsidiaries are restricted under the indenture from paying dividends, incurring debt, or issuing or repurchasing our securities.

      You are not afforded protection under the indenture in the event of a highly leveraged transaction or a change in control of us except to the extent described below under “Redemption at Option of the Holder Upon a Fundamental Change.”

      We will pay interest semi-annually in arrears in cash on April 15 and October 15 of each year, beginning April 15, 2003, to record holders at the close of business on the preceding April 1 and October 1, as the case may be, except:

•	interest payable upon redemption or repurchase will be paid to the person to whom principal is payable, unless the redemption or repurchase date is an interest payment date; and

•	as set forth in the next sentence.

      In case you convert any of your debentures into common stock during the period after any record date but prior to the next interest payment date, one of the following will occur:

•	we will not be required to pay interest on the interest payment date if the debenture has been called for redemption on a redemption date that occurs during this period;

•	we will not be required to pay interest on the interest payment date if the debenture is to be redeemed in connection with a fundamental change on a redemption date that occurs during this period; or

•	if otherwise, any debenture not called for redemption that is submitted for conversion during this period must also be accompanied by an amount equal to the interest due on the interest payment date on the converted principal amount, unless at the time of conversion there is a default in the payment of interest on the debentures. See “Conversion of Debentures.”

      We maintain an office in the Borough of Manhattan, The City of New York, for the payment of interest, which initially is an office or agency of the trustee. We may pay interest either:

•	by check mailed to your address as it appears in the debenture register, provided that if you are a holder with an aggregate principal amount in excess of $2.0 million, you shall be paid, at your written election, by wire transfer in immediately available funds; or

•	by transfer to an account maintained by you in the United States.

      However, payments to The Depository Trust Company, New York, New York, which we refer to as DTC, will be made by wire transfer of immediately available funds to the account of DTC or its nominee. Interest will be computed on the basis of a 360-day year composed of twelve 30-day months.

Conversion of Debentures

      You may convert any of your debentures, in whole or in part, into common stock prior to the close of business on the final maturity date of the debentures, subject to prior redemption or repurchase of the debentures, only under the following circumstances:

•	upon satisfaction of a market price condition;

•	upon satisfaction of a trading price condition;

•	upon notice of redemption; or

•	upon specified corporate transactions.

      The number of shares of common stock you will receive upon conversion of your debentures will be determined by multiplying the number of $1,000 principal amount of debentures you convert by the conversion rate on the date of conversion. If we call debentures for redemption, you may convert the debentures only until the close of business on the business day prior to the redemption date unless we fail to pay the redemption price. If you have submitted your debentures for redemption upon a fundamental change, you may convert your debentures only if you withdraw your redemption election. You may convert your debentures in part so long as such part is $1,000 principal amount or an integral multiple of $1,000. Similarly, if you exercise your option to require us to repurchase your debentures other than upon a fundamental change, those debentures may be converted only if you withdraw your election to exercise your option in accordance with the terms of the indenture. If any debentures not called for redemption are converted after a record date for any interest payment date and prior to the next interest payment date, the debentures must be accompanied by an amount equal to the interest payable on the interest payment date on the converted principal amount unless a default in the payment of interest exists at the time of conversion.

      Conversion Upon Satisfaction of Market Price Condition. You may surrender your debentures for conversion into our common stock prior to close of business on the maturity date during any fiscal quarter commencing after December 31, 2002 if the closing sale price of our common stock exceeds 110% of the conversion price for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter.

      The “closing sale price” of our common stock on any date means the closing per share sale price (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on such date as reported in composite transactions for the principal United States securities exchange on which our common stock is traded or, if our common stock is not listed on a United States national or regional securities exchange, as reported by the Nasdaq System or by the National Quotation Bureau Incorporated. The “conversion price” as of any day will equal $1,000 divided by the number of shares of common stock issuable upon a conversion of a debenture.

      Conversion Upon Satisfaction of Trading Price Condition. You may surrender your debentures for conversion into our common stock prior to maturity during the five business day period after any ten consecutive trading day period in which the trading price of the debentures (as determined following a request by a holder of the debentures in accordance with the procedures described below) for each day of such period was less than 95% of the product of the closing sale price of our common stock and the number of shares issuable upon conversion of $1,000 principal amount of the debentures (the “95% Trading Exception”); provided, however, that if on the date of any conversion pursuant to the 95% Trading Exception the closing sale price of our common stock is greater than the conversion price, then you will receive, in lieu of common stock based on the conversion price, cash or common stock or a combination of both, at our option, with a value equal to the principal amount of your debenture plus accrued interest as of the conversion date (a “Principal Value Conversion”). If you surrender your debenture for conversion and it is a Principal Value Conversion, we will notify you by the second trading day following the date of conversion whether we will pay you the principal amount plus accrued interest in cash, common stock or a combination of cash and common stock, and in what percentage. Any common stock delivered upon a Principal Value Conversion will be valued at the greater of the conversion price on the conversion date and the closing sale price on the third trading day after the conversion date. We will pay you any portion of the principal amount plus accrued interest to be paid in cash on the third trading day after the conversion date. With respect to any portion of the principal amount plus accrued interest to be paid in common stock, we will deliver the common stock to you on the fourth trading day following the conversion date.

      The “trading price” of the debentures on any date of determination means the average of the secondary market bid quotations per debenture obtained by the conversion agent for $10,000,000 principal amount of the debentures at approximately 3:30 p.m., New York City time, on such determination date from three independent nationally recognized securities dealers we select, provided that if at least three such bids cannot reasonably be obtained by the conversion agent, but two such bids are obtained, then the average of the two bids shall be used, and if only one such bid can reasonably be obtained by the conversion agent, this one bid shall be used. If the conversion agent cannot reasonably obtain at least one bid for $10,000,000 principal amount of the debentures from a nationally recognized securities dealer or in our reasonable judgment, the bid quotations are not indicative of the secondary market value of the debentures, then the trading price of the debentures will be deemed to be less than 95% of the product of the “closing sale price” of our common stock and the number of shares issuable upon conversion of $1,000 principal amount of the debentures.

      The conversion agent shall have no obligation to determine the trading price of the debentures unless we have requested such determination; and we shall have no obligation to make such request unless the requesting holder of the debentures provides us with reasonable evidence that the trading price of the debentures would be less than 95% of the product of the closing sale price of our common stock and the number of shares issuable upon conversion of $1,000 principal amount of the debentures; at which time, we shall instruct the conversion agent to determine the trading price of the debentures beginning on the next trading day and on each successive trading day until the trading price is greater than or equal to 95% of the product of the closing sale price of our common stock and the number of shares issuable upon conversion of $1,000 principal amount of the debentures.

      Conversion Upon Notice of Redemption. If we call debentures for redemption, you may convert the debentures until the close of business on the business day immediately preceding the redemption date, after which time your right to convert will expire unless we default in the payment of the redemption price.

      Conversion Upon Specified Corporate Transactions. If we elect to:

•	distribute to all holders of our common stock certain rights entitling them to purchase, for a period expiring within 45 days, our common stock at less than the current market price (measured by averaging the closing prices for the 10 preceding trading days); or

•	distribute to all holders of our common stock, assets, debt securities or certain rights to purchase our securities, which distribution has a per share value exceeding 10% of the closing sale price of our common stock on the day preceding the declaration date for such distribution;

we must notify you at least 20 days prior to the ex-dividend date for such distribution. Once we have given such notice, you may surrender your debentures for conversion at any time until the earlier of close of business on the business day prior to the ex-dividend date or any announcement by us that such distribution will not take place. No adjustment to your ability to convert will be made if you will otherwise participate in the distribution without conversion.

      In addition, if we are a party to a consolidation, merger, binding share exchange or sale of all or substantially all of our assets, in each case pursuant to which our common stock would be converted into cash, securities or other property, you may surrender your debentures for conversion at any time from and after the date which is 15 days prior to the anticipated effective date of the transaction until and including the date which is 15 days after the actual date of such transaction. If we are a party to a consolidation, merger, binding share exchange or sale of all or substantially all of our assets, in each case pursuant to which our common stock is converted into cash, securities, or other property, then at the effective time of the transaction, your right to convert a debenture into our common stock will be changed into a right to convert it into the kind and amount of cash, securities and other property which you would have received if you had converted your debentures immediately prior to the transaction. If the transaction also constitutes a fundamental change, you can require us to redeem all or a portion of your debentures as described under “Redemption At Option of the Holder Upon a Fundamental Change.”

      Conversion Procedures. The initial conversion rate for the debentures is 23.8095 shares of common stock per $1,000 principal amount of debentures, subject to adjustment as described below. We will not issue fractional shares of common stock upon conversion of notes. Instead, we will pay cash equal to the closing price of the common stock on the trading day prior to the conversion date multiplied by the applicable fraction. Except as described below, you will not receive any accrued interest or dividends upon conversion.

      To convert your debenture into common stock you must:

•	complete and manually sign the conversion notice on the back of the debenture or facsimile of the conversion notice and deliver this notice to the conversion agent;

•	surrender the debenture to the conversion agent;

•	if required, furnish appropriate endorsements and transfer documents;

•	if required, pay all transfer or similar taxes; and

•	if required, pay funds equal to interest payable on the next interest payment date.

      The date you comply with these requirements is the conversion date under the indenture.

      We will adjust the conversion rate if any of the following events occurs:

•	we issue common stock as a dividend or distribution on our common stock;

•	we issue to all holders of common stock certain rights or warrants to purchase our common stock;

•	we subdivide or combine our common stock;

•	we distribute to all holders of our common stock, shares of our capital stock, evidences of indebtedness or assets, including securities but excluding:

•	rights or warrants specified above;

•	dividends or distributions specified above; and

•	cash distributions;

•	we distribute cash, excluding any dividend or distribution in connection with our liquidation, dissolution or winding up or any quarterly cash dividend on our common stock to the extent that the aggregate cash dividend per share of common stock in any quarter does not exceed the greater of:

•	the amount per share of common stock of the next preceding quarterly cash dividend on the common stock to the extent that the preceding quarterly dividend did not require an adjustment of the conversion rate pursuant to this clause, as adjusted to reflect subdivisions or combinations of the common stock; and

•	2.5% of the average of the last reported sale price of the common stock during the ten trading days immediately prior to the declaration date of the dividend.

If an adjustment is required to be made under this clause as a result of a distribution that is a quarterly dividend, the adjustment would be based upon the amount by which the distribution exceeds the amount of the quarterly cash dividend permitted to be excluded pursuant to this clause. If an adjustment is required to be made under this clause as a result of a distribution that is not a quarterly dividend, the adjustment would be based upon the full amount of the distribution.

•	we or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer for our common stock to the extent that the cash and value of any other consideration included in the payment per share of common stock exceeds the current market price per share of common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer; and

•	someone other than us or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer in which, as of the closing date of the offer, our board of directors is not recommending rejection of the offer. The adjustment referred to in this clause will only be made if:

•	the tender offer or exchange offer is for an amount that increases the offeror’s ownership of common stock to more than 25% of the total shares of common stock outstanding; and

•	the cash and value of any other consideration included in the payment per share of common stock exceeds the current market price per share of common stock on the business day next succeeding the last date on which tenders or exchanges may be made pursuant to the tender or exchange offer.

      However, the adjustment referred to in this clause will generally not be made if as of the closing of the offer, the offering documents disclose a plan or an intention to cause us to engage in a consolidation or merger or a sale of all or substantially all of our assets.

      To the extent that we have a rights plan in effect upon conversion of the debentures into common stock, you will receive, in addition to the common stock, the rights under the rights plan whether or not the rights have separated from the common stock at the time of conversion, subject to limited exceptions.

      In the event of:

•	any reclassification of our common stock;

•	a consolidation, merger or combination involving us; or

•	a sale or conveyance to another person or entity of all or substantially all of our property and assets;

in which holders of our common stock would be entitled to receive stock, other securities, other property, assets or cash for their common stock, upon conversion of your debentures you will be entitled to receive the same type of consideration which you would have been entitled to receive if you had converted the debentures into our common stock immediately prior to any of these events.

      You may in certain situations be deemed to have received a distribution subject to United States federal income tax as a dividend in the event of any taxable distribution to holders of common stock or in certain other situations requiring a conversion rate adjustment. See “Certain United States Federal Income Tax Considerations.”

      We may, from time to time, increase the conversion rate for a period of at least 20 days if our board of directors has made a determination that this increase would be in our best interests. Any such determination by our board will be conclusive. We would give holders at least 15 days’ notice of any increase in the conversion rate. In addition, we may increase the conversion rate if our board of directors deems it advisable to avoid or diminish any income tax to holders of common stock resulting from any stock or rights distribution. See “Certain United States Federal Income Tax Considerations.”

      We will not be required to make an adjustment in the conversion rate unless the adjustment would require a change of at least 1% in the conversion rate. However, we will carry forward any adjustments that are less than 1% of the conversion rate. Except as described above in this section, we will not adjust the conversion rate for any issuance of our common stock or convertible or exchangeable securities or rights to purchase our common stock or convertible or exchangeable securities.

Redemption of the Debentures at Our Option

      Beginning October 18, 2007, we may redeem for cash all or part of the debentures at any time, upon not less than 30 nor more than 60 days’ notice by mail to holders of the debentures, for a price equal to 100% of the principal amount of the debentures to be redeemed plus any accrued and unpaid interest to, but excluding, the redemption date.

      If we decide to redeem fewer than all of the outstanding debentures, the trustee will select the debentures to be redeemed by lot, or on a pro rata basis or by another method the trustee considers fair and appropriate.

      If the trustee selects a portion of your debentures for partial redemption and you convert a portion of the same debentures, the converted portion will be deemed to be from the portion selected for redemption.

      In the event of any redemption in part, we will not be required to:

•	register the transfer of or exchange any debenture during a period of 15 days before any selection of debentures for redemption; or

•	register the transfer of or exchange any debenture so selected for redemption, in whole or in part, except the unredeemed portions of any debenture being redeemed in part.

      We may not redeem the debentures if we have failed to pay any interest on the debentures and such failure to pay is continuing. We will notify the holders of debentures if we redeem the debentures.

Redemption at Option of the Holder

      You have the right to require us to repurchase the debentures for cash on October 15, 2007, 2012, 2017, 2022 and 2027. We will be required to repurchase any outstanding debenture for which you deliver a written repurchase notice to the paying agent. This notice must be delivered during the period beginning at any time from the opening of business on the date that is 20 business days prior to the repurchase date until the close of business on the repurchase date. If a repurchase notice is given and withdrawn during that period, we will not be obligated to repurchase the debentures listed in the notice. Our repurchase obligation will be subject to certain additional conditions.

      The repurchase price payable will be equal to 100% of the principal amount of the debentures to be purchased plus accrued and unpaid interest, if any, to the repurchase date.

      Your right to require us to repurchase debentures is exercisable by delivering a written repurchase notice to the paying agent within 20 business days of the repurchase date. The paying agent initially will be the trustee.

      The repurchase notice must state:

(1) if certificated debentures have been issued, the debenture certificate numbers (or, if your debentures are not certificated, your repurchase notice must comply with appropriate DTC procedures);

(2) the portion of the principal amount of debentures to be repurchased, which must be in $1,000 multiples; and

(3) that the debentures are to be repurchased by us pursuant to the applicable provisions of the debentures and the indenture.

      You may withdraw any written repurchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business of the repurchase date. The withdrawal notice must state:

•	the principal amount of the withdrawn debentures;

•	if certificated debentures have been issued, the certificate numbers of the withdrawn debentures (or, if your debentures are not certificated, your withdrawal notice must comply with appropriate DTC procedures); and

•	the principal amount, if any, which remains subject to the repurchase notice.

      We must give notice of an upcoming repurchase date to all debenture holders not less than 20 business days prior to the repurchase date at their addresses shown in the register of the registrar. We will also give notice to beneficial owners as required by applicable law. This notice will state, among other things the procedures that holders must follow to require us to repurchase their debentures.

      Payment of the repurchase price for a debenture for which a repurchase notice has been delivered and not withdrawn is conditioned upon book-entry transfer or delivery of the debenture, together with necessary endorsements, to the paying agent at its office in the Borough of Manhattan, The City of New York, or any other office of the paying agent, at any time after delivery of the repurchase notice. Payment of the repurchase price for the debenture will be made promptly following the later of the repurchase date and the time of book-entry transfer or delivery of the debenture. If the paying agent holds money or securities sufficient to pay the repurchase price of the debenture on the business day following the repurchase date, then, on and after the date:

•	the debenture will cease to be outstanding;

•	interest will cease to accrue; and

•	all other rights of the holder will terminate.

      This will be the case whether or not book-entry transfer of the debenture has been made or the debenture has been delivered to the paying agent, and all other rights of the debenture holder will terminate, other than the right to receive the repurchase price upon delivery of the debenture.

Redemption at Option of the Holder Upon a Fundamental Change

      If a fundamental change of PacifiCare occurs any time prior to the maturity of the debentures, you may require us to redeem your debentures, in whole or in part, on a repurchase date that is 30 days after the date of our notice of the fundamental change. The debentures will be redeemable in integral multiples of $1,000 principal amount.

      We will redeem the debentures at a price equal to 100% of the principal amount to be redeemed, plus accrued interest to, but excluding, the repurchase date. If the repurchase date is an interest payment date, we will pay interest to the record holder on the relevant record date.

      We will mail to all record holders a notice of a fundamental change within 10 days after it has occurred. We are also required to deliver to the trustee a copy of the fundamental change notice. If you elect to redeem your debentures, you must deliver to us or our designated agent, on or before the 30th day after the date of our fundamental change notice, your redemption notice and any debentures to be redeemed, duly endorsed for transfer. We will promptly pay the redemption price for debentures surrendered for redemption following the repurchase date.

      A “fundamental change” is any transaction or event (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization or otherwise) in connection with which all or substantially all of our common stock is exchanged for, converted into, acquired for or constitutes solely the right to receive, consideration which is not all or substantially all common stock that:

•	is listed on, or immediately after the transaction or event will be listed on, a United States national securities exchange, or

•	is approved, or immediately after the transaction or event will be approved, for quotation on the Nasdaq National Market or any similar United States system of automated dissemination of quotations of securities prices.

      We will comply with any applicable provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act in the event of a fundamental change.

      These fundamental change redemption rights could discourage a potential acquirer. However, this fundamental change redemption feature is not the result of management’s knowledge of any specific effort to obtain control of us by means of a merger, tender offer or solicitation, or part of a plan by management to adopt a series of anti-takeover provisions. The term “fundamental change” is limited to specified transactions and may not include other events that might adversely affect our financial condition or business operations. Our obligation to offer to redeem the debentures upon a fundamental change would not necessarily afford you protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

      If a fundamental change were to occur, we may not have enough funds to pay the repurchase price for all tendered debentures. We are prohibited under our senior credit facility, and may be prohibited under indebtedness we may incur in the future, from purchasing any debentures prior to their stated maturity. In such circumstances, we will be required to repay all of the outstanding principal of, and pay any accrued and unpaid interest on, indebtedness under the senior credit facility and any such other future indebtedness or obtain the requisite consent from the lenders under the senior credit facility and the holders of any such other future indebtedness to permit the repurchase of the debentures. If we are unable to repay all of such indebtedness or are unable to obtain the necessary consents, we will be unable to offer to repurchase the debentures, which would constitute an event of default under the indenture for the debentures, which itself would also constitute a default under the senior credit facility and the indentures for our 10 3/4% senior notes and FHP senior notes and could constitute a default under the terms of any future indebtedness that we may incur. In connection with a fundamental change, we also could be required under the terms of our 10 3/4% senior notes to repurchase those notes, which could prevent us from repurchasing tendered debentures without causing a default under the indenture for our 10 3/4% senior notes. In addition, the events that constitute a fundamental change under the indenture for the debentures may also be events of default under the senior credit facility or other indebtedness we may incur in the future.

Subordination of Debentures

      Payment on the debentures will, to the extent provided in the indenture, be subordinated in right of payment to the prior payment in full of all of our existing and future senior indebtedness. The debentures also are effectively subordinated to all debt and other liabilities, including trade payables and lease obligations, if any, of our subsidiaries.

      Upon any distribution of our assets upon any dissolution, winding up, liquidation or reorganization, the payment of the principal of, or premium, if any, interest, and liquidated damages, if any, on the debentures will be subordinated in right of payment to the prior payment in full in cash or other payment satisfactory to the holders of senior indebtedness of all senior indebtedness. In the event of any acceleration of the debentures because of an event of default, the holders of any outstanding senior indebtedness would be entitled to payment in full in cash or other payment satisfactory to the holders of senior indebtedness of all senior indebtedness obligations before the holders of the debentures are entitled to receive any payment or distribution. We are required under the indenture to promptly notify holders of senior indebtedness, if payment of the debentures is accelerated because of an event of default.

      We may not make any payment on the debentures if:

•	a default in the payment of designated senior indebtedness occurs and is continuing beyond any applicable period of grace (called a “payment default”); or

•	a default other than a payment default on any designated senior indebtedness occurs and is continuing that permits holders of designated senior indebtedness to accelerate its maturity, or in the case of a lease, a default occurs and is continuing that permits the lessor to either terminate the lease or require us to make an irrevocable offer to terminate the lease following an event of default under the lease, and the trustee receives a notice of such default (called “payment blockage notice”) from us or any other person permitted to give such notice under the indenture (called a “non-payment default”).

      We may resume payments and distributions on the debentures:

•	in case of a payment default, upon the date on which such default is cured or waived or ceases to exist; and

•	in case of a non-payment default, the earlier of the date on which such nonpayment default is cured or waived or ceases to exist or 179 days after the date on which the payment blockage notice is received, if the maturity of the designated senior indebtedness has not been accelerated, or in the case of any lease, 179 days after notice is received if we have not received notice that the lessor under such lease has exercised its right to terminate the lease or require us to make an irrevocable offer to terminate the lease following an event of default under the lease.

      No new period of payment blockage may be commenced pursuant to a payment blockage notice unless 365 days have elapsed since the initial effectiveness of the immediately prior payment blockage notice. No non-payment default that existed or was continuing on the date of delivery of any payment blockage notice shall be the basis for any later payment blockage notice.

      If the trustee or any holder of the debentures receives any payment or distribution of our assets in contravention of the subordination provisions on the debentures before all senior indebtedness is paid in full in cash or other payment satisfactory to holders of senior indebtedness, then such payment or distribution will be held in trust for the benefit of holders of senior indebtedness or their representatives to the extent necessary to make payment in full in cash or payment satisfactory to the holders of senior indebtedness of all unpaid senior indebtedness.

      Because of the subordination provisions discussed above, in the event of our bankruptcy, dissolution or reorganization, holders of senior indebtedness may receive more, ratably, and holders of the debentures may receive less, ratably, than our other creditors. This subordination will not prevent the occurrence of any event of default under the indenture.

      The debentures are exclusively obligations of PacifiCare, which is a holding company. Because we derive substantially all of our revenues and EBITDA from our operating subsidiaries and do not have significant operations of our own, we are dependent upon the ability of our subsidiaries to provide us with cash, in the form of dividends or intercompany credits, loans or otherwise, to meet our debt service obligations, including our obligations under the debentures. Our subsidiaries will have no obligation to pay any amounts due on the debentures or to make any funds available to us for payment of the debentures, whether by dividends, loans, distributions or other payments.

      In addition, our regulated HMO and insurance subsidiaries are subject to HMO regulations or insurance regulations and may be subject to substantial supervision by one or more HMO or insurance regulators. Subsidiaries subject to regulation must meet or exceed various capital standards imposed by HMO or insurance regulations, which may from time to time impact the amount of funds those subsidiaries can pay to us. Furthermore, in September 1998, the National Association of Insurance Commissioners adopted new minimum capitalization guidelines, known as risk-based capital rules, for health care coverage provided by HMOs and other risk-bearing health care entities, which some of the states our regulated subsidiaries operate in have adopted as their governing regulations for capital requirements. Our regulated subsidiaries could become subject to increased capitalization requirements depending on the nature and extent of the risk-based capital rules, if any, ultimately adopted in the other states in which they operate.

      From time to time, we advance funds in the form of a loan or capital contribution to our subsidiaries to assist them in satisfying state financial requirements. We may provide additional funding to a subsidiary if a state legislator imposes additional financial requirements due to concerns about the financial position of the subsidiary or if there is an adverse effect resulting from changes to the state’s financial requirements.

Furthermore, varying results of operations or other business considerations, for example determinations as to the amount of funds in excess of capital requirements that our regulated subsidiaries should retain to fund their operations, may reduce or restrict the amount of dividends, loans or other distributions to us from our subsidiaries. Any of these factors could reduce the amount of funds we have available to us to make payments of principal and interest on our outstanding indebtedness, including the debentures.

      Our right to receive any assets of any of our subsidiaries upon their liquidation or reorganization, and therefore the right of the holders to participate in those assets, will be effectively subordinated to the claims of that subsidiary’s creditors, including trade creditors. In addition, even if we were a creditor to any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us.

      The term “senior indebtedness” is defined in the indenture and includes principal, premium, interest, rent, fees, costs, expenses and other amounts accrued or due on our existing or future indebtedness, as defined below, or any existing or future indebtedness guaranteed or in effect guaranteed by us, subject to certain exceptions. The term does not include:

•	any indebtedness that expressly provides that it is pari passu or junior to the debentures; or

•	any indebtedness we owe to any of our majority-owned subsidiaries; or

•	the debentures.

      The term “indebtedness” is also defined in the indenture and includes, in general terms, our liabilities in respect of borrowed money, notes, bonds, debentures, letters of credit, bank guarantees, bankers’ acceptances, capital and certain other leases, interest rate and foreign currency derivative contracts or similar arrangements, guarantees and certain other obligations described in the indenture, subject to certain exceptions. The term does not include, for example, any account payable or other accrued current liability or obligation incurred in the ordinary course of business in connection with the obtaining of materials or services.

      The term “designated senior indebtedness” is defined in the indenture and includes our indebtedness under our senior credit facility, our 10 3/4% senior notes and the FHP senior notes as well as, in general terms, any senior indebtedness that by its terms expressly provides that it is “designated senior indebtedness” for purposes of the indenture.

      As of September 30, 2002, we had $769 million of senior indebtedness outstanding and our subsidiaries had $1.7 billion of other liabilities outstanding, excluding intercompany liabilities. Neither we nor our subsidiaries are prohibited from incurring debt, including senior indebtedness, under the indenture. We may from time to time incur additional debt, including senior indebtedness. Our subsidiaries may also from time to time incur additional debt and liabilities.

      We are obligated to pay reasonable compensation to the trustee and to indemnify the trustee against certain losses, liabilities or expenses incurred by the trustee in connection with its duties relating to the debentures. The trustee’s claims for these payments will generally be senior to those of the holders of the debentures in respect of all funds collected or held by the trustee.

Merger and Sale of Assets by PacifiCare

      The indenture provides that we may not consolidate with or merge with or into any other person or convey, transfer or lease our properties and assets substantially as an entirety to another person, unless among other items:

•	we are the surviving person, or the resulting, surviving or transferee person, if other than us is organized and existing under the laws of the United States, any state thereof or the District of Columbia, or any other country;

•	the successor person assumes all of our obligations under the debentures and the indenture; and

•	we or such successor person will not be in default under the indenture immediately after the transaction.

      When such a person assumes our obligations in such circumstances, subject to certain exceptions, we shall be discharged from all obligations under the debentures and the indenture. If such a transaction constitutes a “fundamental change,” as described above, we would be required to offer to repurchase the debentures as described above.

Events of Default; Notice and Waiver

      The following will be events of default under the indenture:

•	we fail to pay principal or premium, if any, when due upon redemption or otherwise on the debentures, whether or not the payment is prohibited by subordination provisions;

•	we fail to pay any interest and liquidated damages, if any, on the debentures, when due and such failure continues for a period of 30 days, whether or not the payment is prohibited by subordination provisions of the indenture;

•	we fail to perform or observe any of the covenants in the indenture for 60 days after notice; or

•	certain events involving our or our subsidiaries’ bankruptcy, insolvency or reorganization.

      The trustee may withhold notice to the holders of the debentures of any default, except defaults in payment of principal, premium, interest or liquidated damages, if any, on the debentures. However, the trustee must consider it to be in the interest of the holders of the debentures to withhold this notice.

      If an event of default occurs and continues, the trustee or the holders of at least 25% in principal amount of the outstanding debentures may declare the principal, premium, if any, and accrued interest and liquidated damages, if any, on the outstanding debentures to be immediately due and payable. In case of certain events of bankruptcy or insolvency involving us, the principal, premium, if any, and accrued interest and liquidated damages, if any, on the debentures will automatically become due and payable. However, if we cure all defaults, except the nonpayment of principal, premium, if any, interest or liquidated damages, if any, that became due as a result of the acceleration, and meet certain other conditions, with certain exceptions, this declaration may be cancelled and the holders of a majority of the principal amount of outstanding debentures may waive these past defaults.

      Payments of principal, premium, if any, or interest on the debentures that are not made when due will accrue interest at the annual rate of 1% above the then applicable interest rate from the required payment date.

      The holders of a majority of outstanding debentures will have the right to direct the time, method and place of any proceedings for any remedy available to the trustee, subject to limitations specified in the indenture.

      No holder of the debentures may pursue any remedy under the indenture, except in the case of a default in the payment of principal, premium, interest or liquidated damages, if any, on the debentures, unless:

•	the holder has given the trustee written notice of an event of default;

•	the holders of at least 25% in principal amount of outstanding debentures make a written request, and offer reasonable indemnity, to the trustee to pursue the remedy;

•	the trustee does not receive an inconsistent direction from the holders of a majority in principal amount of the debentures; and

•	the trustee fails to comply with the request within 60 days after receipt.

Modification and Waiver

      The consent of the holders of a majority in principal amount of the outstanding debentures is required to modify or amend the indenture. However, a modification or amendment requires the consent of the holder of each outstanding debenture if it would:

•	extend the fixed maturity of any debenture;

•	reduce the rate or extend the time for payment of interest of any debenture;

•	reduce the principal amount or premium of any debenture;

•	reduce any amount payable upon redemption or repurchase of any debenture;

•	adversely change our obligation to redeem any debenture upon a fundamental change;

•	impair the right of a holder to institute suit for payment on any debenture;

•	change the currency in which any debenture is payable;

•	impair the right of a holder to convert any debenture;

•	adversely modify, in any material respect, the subordination provisions of the indenture;

•	reduce the quorum or voting requirements under the indenture;

•	change any obligation of ours to maintain an office or agency in the places and for the purposes specified in the indenture;

•	subject to specified exceptions, modify certain of the provisions of the indenture relating to modification or waiver of provisions of the indenture; or

•	reduce the percentage of debentures required for consent to any modification of the indenture.

      We are permitted to modify certain provisions of the indenture without the consent of the holders of the debentures.

Form, Denomination and Registration

      The debentures were issued:

•	in fully registered form;

•	without interest coupons; and

•	in denominations of $1,000 principal amount and integral multiples of $1,000.

      Global Debenture, Book-Entry Form. Debentures resold under the registration statement of which this prospectus forms a part will be evidenced by one or more permanent global debentures in definitive, fully registered form, which will be deposited with the trustee as custodian for DTC and registered in the name of Cede & Co. as DTC’s nominee. We initially issued the debentures in the form of a global debenture, bearing a legend relating to restrictions on transfer. We deposited the global debenture with the trustee as custodian for DTC and registered the global debenture in the name of Cede & Co. as DTC’s nominee. Except as set forth below, a global debenture may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

      You may hold your beneficial interests in a global debenture directly through DTC if you are a participant in DTC, or indirectly through organizations that are participants in DTC (called “participants”). Transfers between participants will be effected in the ordinary way in accordance with DTC rules and will be settled in clearing house funds. The laws of some states require that certain persons take physical delivery of securities in definitive form. As a result, the ability to transfer beneficial interests in the global debenture to such persons may be limited.

      If you are not a participant in DTC, you may beneficially own interests in a global debenture held by DTC only through participants, or certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a participant, either directly or indirectly (called “indirect participants”). So long as Cede & Co., as the nominee of DTC, is the registered owner of a global debenture, Cede & Co. for all purposes will be considered the sole holder of such global debenture. Except as provided below, owners of beneficial interests in a global debenture will:

•	not be entitled to have certificates registered in their names;

•	not receive physical delivery of certificates in definitive registered form; and

•	not be considered holders of the global debenture.

      We will pay interest on and the redemption price of a global debenture to Cede & Co., as the registered owner of the global debenture, by wire transfer of immediately available funds on each interest payment date or the redemption or repurchase date, as the case may be. Neither we, the trustee nor any paying agent will be responsible or liable:

•	for the records relating to, or payments made on account of, beneficial ownership interests in a global debenture; or

•	for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

      We have been informed that DTC’s practice is to credit participants’ accounts on that payment date with payments in amounts proportionate to their respective beneficial interests in the principal amount represented by a global debenture as shown in the records of DTC, unless DTC has reason to believe that it will not receive payment on that payment date. Payments by participants to owners of beneficial interests in the principal amount represented by a global debenture held through participants will be the responsibility of the participants, as is now the case with securities held for the accounts of customers registered in “street name.”

      Because DTC can only act on behalf of participants, who in turn act on behalf of indirect participants, the ability of a person having a beneficial interest in the principal amount represented by the global debenture to pledge such interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate evidencing its interest.

      Neither we, the trustee, registrar, paying agent nor conversion agent will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of debentures, including the presentation of debentures for conversion, only at the direction of one or more participants to whose account with DTC interests in the global debenture are credited, and only in respect of the principal amount of the debentures represented by the global debenture as to which the participant or participants has or have given such direction.

      DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York, and a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

      DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes to the accounts of its participants. Participants include securities brokers, dealers, banks, trust companies and clearing corporations and other organizations. Some of the participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

      DTC has agreed to the foregoing procedures to facilitate transfers of interests in a global debenture among participants. However, DTC is under no obligation to perform or continue to perform these procedures, and may discontinue these procedures at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will issue debentures in certificated form in exchange for global debentures.

      Certificated Debentures. Holders may request that certificated debentures be issued in exchange for debentures represented by a global debenture.

Registration Rights of the Holders of Debentures

      We entered into a registration rights agreement with the initial purchasers of the debentures. Under the registration rights agreement, we agreed to file a shelf registration statement, of which this prospectus is a part, with the SEC covering the resales of the registrable securities. We will use our reasonable best efforts to keep the shelf registration statement effective until the earlier of:

•	all of the registrable securities have been sold pursuant to the shelf registration statement; or

•	the expiration of the holding period under Rule 144(k) under the Securities Act, or any successor provision.

      When we use the term “registrable securities” in this section, we are referring to the debentures and the common stock issuable upon conversion of the debentures until the earliest of:

•	the effective registration under the Securities Act and the resale of the securities in accordance with the registration statement;

•	the expiration of the holding period under Rule 144(k) under the Securities Act; and

•	the sale to the public pursuant to Rule 144 under the Securities Act, or any similar provision then in force, but not Rule 144A.

      We may suspend the use of the prospectus under certain circumstances relating to pending corporate developments, public filings with the SEC and similar events. Any suspension period shall not:

•	exceed 30 days in any three-month period; or

•	an aggregate of 90 days for all periods in any 12-month period.

      Notwithstanding the foregoing, we will be permitted to suspend the use of the prospectus for up to 60 days in any 3-month period under certain circumstances, relating to possible acquisitions, dispositions, financings or other similar transactions.

      We will pay predetermined liquidated damages if the prospectus is unavailable for periods in excess of those permitted above:

•	on the debentures at an annual rate equal to 0.5% of the aggregate principal amount of the debentures outstanding during the additional period the prospectus is unavailable; and

•	on the shares of our common stock that have been issued on conversion of the debentures, at an annual rate equal to 0.5% of an amount equal to the number of shares of common stock multiplied by the quotient of $1,000 divided by the conversion rate during such periods.

      A holder who elects to sell registrable securities pursuant to the shelf registration statement of which this prospectus is a part will be required to:

•	be named as a selling stockholder in this prospectus;

•	deliver this prospectus to purchasers; and

•	be subject to the provisions of the registration rights agreement, including indemnification provisions.

      Under the registration rights agreement we will:

•	pay all expenses of the shelf registration statement of which this prospectus is a part;

•	provide each registered holder copies of this prospectus;

•	notify holders when the shelf registration statement has become effective; and

•	take other reasonable actions as are required to permit unrestricted resales of the registrable securities in accordance with the terms and conditions of the registration rights agreement.

      Holders of registrable securities that have not delivered a notice and questionnaire to us and are interested in selling their registrable securities pursuant to the shelf registration statement of which this prospectus is a part must complete and deliver a selling securityholder notice and questionnaire to us at least three business days prior to their intended distribution. Upon receipt of a completed questionnaire, together with any other information we may reasonably request, we will, within 15 business days, file any amendments to the shelf registration statement or supplements to the related prospectus as are necessary to permit holders to deliver this prospectus to purchasers of registrable securities, subject to our right to suspend the use of this prospectus. We will pay the predetermined liquidated damages described above to the holder if we fail to make the filing in the time required or, if such filing is post-effective amendment to the shelf registration statement required to be declared effective under the Securities Act, if such amendment is not declared effective within 45 days of the filing. If holders of registrable securities do not complete and deliver a questionnaire or provide the other information we may request, they will not be named as a selling securityholder in this prospectus and will not be permitted to sell their registrable securities pursuant to the shelf registration statement of which this prospectus is a part. This summary of the registration rights agreement is not complete. This summary is subject to, and is qualified in its entirety by reference to, all the provisions of the registration rights agreement. The registration rights agreement has been filed as an exhibit to the shelf registration statement of which this prospectus is a part.

Information Concerning the Trustee

      We have appointed U.S. Bank National Association, the trustee under the indenture, as paying agent, conversion agent, debenture registrar and custodian for the debentures. The trustee or its affiliates may provide banking and other services to us in the ordinary course of their business.

      The indenture contains certain limitations on the rights of the trustee, if it or any of its affiliates is then our creditor, to obtain payment of claims in certain cases or to realize on certain property received on any claim as security or otherwise. The trustee and its affiliates will be permitted to engage in other transactions with us. However, if the trustee or any affiliate continues to have any conflicting interest and a default occurs with respect to the debentures, the trustee must eliminate such conflict or resign.

DESCRIPTION OF OUR OTHER INDEBTEDNESS

Senior Credit Facility

      General. As of September 30, 2002, there was $214 million outstanding under the senior credit facility, all of which was under the term loan, and the total size of the committed revolving line of credit was $51 million, of which at least $20 million was available for borrowing. Our senior credit facility matures on January 3, 2005. As of September 30, 2002, after giving pro forma effect to the offering of the debentures by us and the application of its estimated net proceeds as set forth under “Use of Proceeds” as if each had occurred on September 30, 2002 and the required repayment of our term loan and the automatic reduction of our revolving line of credit at the end of the third quarter, we would have had $160.7 million outstanding under the senior credit facility, all of which was under the term loan, the total size of our committed revolving line of credit would have been $38.7 million, and we would have had the ability to incur at least $7.6 million in additional debt under our revolving line of credit. Our senior credit facility amortizes $25 million per quarter, including a $20 million cash payment on the term loan and a $5 million reduction in borrowing capacity under the revolving line of credit.

      Interest Rates; Fees. The interest rates per annum applicable to amounts outstanding under the term loan and revolving line of credit are, at our option, either the administrative agent’s publicly announced “prime rate” (or, if greater, the Federal Funds Rate plus 0.5%) plus a margin of 4.0% per annum, or the rate for Eurodollar borrowings for the applicable interest period plus a margin of 5.0% per annum. Based on our outstanding balance under the senior credit facility at September 30, 2002, our average overall interest rate, excluding the facility fee, was approximately 6.8% per annum.

      We are required to pay the lenders under the senior credit facility a commitment fee equal to 0.50% per annum, payable quarterly in arrears, on the unused portion of the facility. We are also required to pay letter of credit fees for outstanding letters of credit equal to the Eurodollar margin for loans under the revolving line of credit and 0.125% per annum to the bank issuing the letters of credit.

      Amortization; Prepayments. The senior credit facility amortizes $25 million per quarter, including a $20 million cash payment on the term loan and a $5 million reduction in borrowing capacity under the revolving line of credit. We are also required to make prepayments, subject to certain exceptions, of the outstanding or committed amounts, as applicable, under the term loan and the revolving line of credit from asset sales, issuance of debt and equity securities and extraordinary receipts, including tax refunds, indemnity payments, pension reversions, insurance or condemnation proceeds and purchase price adjustments received in connection with any purchase agreement. Any such prepayments will be applied to the latest remaining scheduled amortization payment or payments under that facility, and our use of a portion of the net proceeds from the offering by us of the debentures to permanently repay indebtedness under that facility were also so applied. We may prepay amounts borrowed under the term loan and revolving line of credit at our option without any fee. We used a portion of the net proceeds from the issuance and sale by us of the debentures to permanently repay a portion of the outstanding amount under the senior credit facility.

      Collateral and Guarantees. The senior credit facility is secured by liens on substantially all of the personal property assets of our domestic, unregulated subsidiaries and pledges of the capital stock of certain of our subsidiaries, including a number of our regulated subsidiaries. Our domestic, unregulated subsidiaries also guarantee our obligations under the senior credit facility.

      Covenants. The terms of the senior credit facility require us to provide certain customary covenants for a senior credit facility, including minimum net worth, fixed-charge coverage and debt to EBITDA ratio requirements. In addition, we agreed to covenants that, among other things, limit our ability to incur additional indebtedness, liens and lease obligations, sell and transfer assets, make loans or investments, engage in mergers, consolidations or acquisitions, enter into joint ventures, pay dividends or other distributions to stockholders, redeem capital stock, prepay other indebtedness, including the debentures, and engage in other matters customarily restricted in senior secured credit facilities. These covenants are subject to qualifications and exceptions.

      Events of Default. The senior credit facility contains customary events of default, including payment defaults, breach of representations and warranties, covenant defaults, cross-defaults, certain events of bankruptcy and insolvency, certain ERISA-related events, judgment defaults, failure of any guaranty or security agreement supporting our obligations under the senior credit facility to be in full force and effect, and change of control transactions.

10 3/4% Senior Notes due 2009

      On May 21, 2002, we issued $500 million in aggregate principal amount of 10 3/4% senior notes due 2009. The 10 3/4% senior notes bear interest at 10.75% per annum, payable semi-annually in arrears on June 1 and December 1.

      Guarantees. Certain of our domestic, unregulated subsidiaries fully and unconditionally guarantee the 10 3/4% senior notes on an unsecured unsubordinated basis. These subsidiaries are PacifiCare Health Plan Administrators, Inc., or PHPA, PacifiCare eHoldings, Inc. and SeniorCo, Inc. Certain of our other domestic, unregulated subsidiaries are currently restricted from guaranteeing the 10 3/4% senior notes by the terms of the FHP senior notes but will fully and unconditionally guarantee the 10 3/4% senior notes on an unsecured unsubordinated basis once we permanently repay the FHP senior notes. These subsidiaries are RxSolutions, Inc., doing business as Prescription Solutions, PacifiCare Behavioral Health, Inc. and SecureHorizons USA, Inc. Certain other future subsidiaries also may guarantee the 10 3/4% senior notes. Each of the guarantor subsidiaries also guarantees our indebtedness under the senior credit facility.

      Optional Redemption. We may redeem any of the 10 3/4% senior notes beginning on June 1, 2006. The initial redemption price is 105.375% of their principal amount plus accrued and unpaid interest to the redemption date. The redemption price will decline annually. In addition, before June 1, 2005, we may redeem up to 35% of the 10 3/4% senior notes at a redemption price of 110.750% of their principal amount plus accrued and unpaid interest to the redemption date, using the proceeds from sales of specified kinds of our capital stock. We may make such redemption only if after such redemption at least 65% of the aggregate principal amount of the 10 3/4% senior notes originally issued remains outstanding. We may also redeem all of the 10 3/4% senior notes before June 1, 2006 upon a change of control at 100% of their principal amount, plus accrued and unpaid interest and a “make-whole” premium.

      Change of Control. Upon a change of control, we will be required to make an offer to purchase the 10 3/4% senior notes at a price equal to 101% of their principal amount plus accrued and unpaid interest to the date of repurchase. We may not have sufficient funds available at the time of any change of control to make any required debt repayment, including payments required under our senior credit facility, which will prohibit us, absent applicable lender consent, from repurchasing the 10 3/4% senior notes upon a change of control.

      Ranking. The 10 3/4% senior notes are senior unsecured obligations. The 10 3/4% senior notes rank equally in right of payment with all of our existing and future unsecured unsubordinated indebtedness and rank senior to the debentures and any subordinated indebtedness we create in the future. The guarantees of the 10 3/4% senior notes rank equally in right of payment with all unsecured unsubordinated indebtedness of our subsidiary guarantors existing at the time those subsidiaries became or become guarantors or incurred thereafter, and rank senior to all subordinated indebtedness of our subsidiary guarantors existing at the time those subsidiaries became or become guarantors or incurred thereafter. The 10 3/4% senior notes are effectively subordinated to the indebtedness and other liabilities, including trade credit, of our non-guarantor subsidiaries and, until they become guarantors, our subsidiaries that are not providing guarantees for the 10 3/4% senior notes.

      Certain Covenants. The terms of the 10 3/4% senior notes will limit our ability and the ability of our subsidiaries to incur additional indebtedness, create liens, pay dividends and make distributions in respect of our capital stock and the capital stock of our subsidiaries, redeem capital stock, place restrictions on their ability to pay dividends, make distributions or transfer assets, make investments or other restricted payments, sell or otherwise dispose of assets, enter into sale-leaseback transactions, engage in transactions with stockholders and affiliates, issue or sell stock of our subsidiaries, and effect a consolidation or merger. Each of these covenants are subject to a number of important qualifications and exceptions.

FHP Senior Notes

      Pursuant to our acquisition of FHP International Corporation, or FHP, in 1997, we assumed $100 million in senior notes due September 15, 2003. The FHP senior notes bear interest at 7% per annum payable semiannually. We used $85 million of the net proceeds from our 10 3/4% senior notes offering in May 2002 to fund a restricted cash collateral account under our senior credit facility that has been and will be used, subject to our being in compliance with the senior credit facility, to repurchase or repay the FHP senior notes prior to or on their stated maturity date.

      As of September 30, 2002, we had used $42 million of the restricted cash collateral account to purchase and permanently retire FHP senior notes. The FHP senior notes are not redeemable by us prior to maturity. The FHP senior notes share in the collateral and guarantees securing our senior credit facility. The FHP senior notes rank pari passu with indebtedness under our senior credit facility and the 10 3/4% senior notes and rank senior to the debentures. The FHP senior notes are effectively subordinated in right of payment to all liabilities of our subsidiaries, other than our subsidiaries that guarantee the FHP senior notes. The indenture under which the FHP senior notes are issued contains covenants that, among other limitations, limit the ability of PacifiCare Health Plan Administrators, Inc., or PHPA, a wholly-owned subsidiary of ours into which FHP was ultimately merged in March 1999, to create liens and engage in sale-and-lease back transactions. The indenture also limits the ability of PHPA’s subsidiaries to incur debt and issue preferred stock. Upon our assumption of the FHP senior notes, we agreed to be bound by covenants concerning the preservation of corporate existence, maintenance of property and payment of taxes. The FHP senior notes contain customary events of default, including payment defaults, breach of covenants or warranties, cross-defaults, judgment defaults and certain events of bankruptcy and insolvency.

DESCRIPTION OF CAPITAL STOCK

      As of the date of this prospectus, our certificate of incorporation authorizes us to issue 200,000,000 shares of common stock, par value $0.01 per share and 40,000,000 shares of preferred stock, par value $0.01 per share. As of January 28, 2003, 36,130,000 shares of common stock were outstanding and no shares of preferred stock were outstanding.

Common Stock

      Voting. Common stockholders are entitled to one vote per share for the election of directors and on all other matters that require stockholder approval.

      Dividends and Other Distributions. Holders of our common stock are entitled to share in an equal amount per share in any dividends declared by our board of directors and paid out of legally available assets.

      Distribution on Dissolution. Subject to any preferential rights of any outstanding preferred stock, in the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in the assets remaining after payment of liabilities and the liquidation preferences of any outstanding preferred stock.

      Other Rights. Our common stock does not carry any preemptive or redemption rights enabling a holder to subscribe for, or receive shares of, any class of our common stock or any other securities convertible into shares of any class of our common stock.

Preferred Stock

      Under our certificate of incorporation, our board of directors has the authority, without further action by stockholders, to designate up to 40,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges, qualifications and restrictions granted to or imposed upon the preferred stock, including dividend rights, conversion rights, voting rights, rights and terms of redemption, liquidation preference and sinking fund terms, any or all of which may be greater than the rights of the common stock. The issuance of preferred stock could adversely affect the voting power of holders of common stock and reduce the likelihood that common stockholders will receive dividend payments and payments upon liquidation. The issuance could have the effect of decreasing the market price of the common stock. The issuance of preferred stock also could have the effect of delaying, deterring or preventing a change in control of us.

      Share Purchase Rights Plan. Each outstanding share of our common stock has attached to it one preferred share purchase right, which we refer to as a right. Each right entitles the registered holder of our common stock to purchase from us one one-hundredth of a share of Series A Junior Participating Preferred Stock, which we refer to as participating preferred shares, at a price of $180.00 per one one-hundredth of a participating preferred share, subject to adjustment. Each one one-hundredth of a share of participating preferred shares has designations and powers, preferences and rights, and the qualifications, limitations and restrictions which make its value approximately equal to the value of a share of our common stock. The description and terms of the rights are set forth in a Rights Agreement, dated as of November 19, 1999, between us and Mellon Investor Services, L.L.C., as rights agent.

      Until the distribution date described below, we will not issue separate certificates evidencing the rights. Until that date, the rights will be evidenced, with respect to any common stock certificate, by that common stock certificate. The rights will detach from the common stock and a distribution date will occur upon the earlier of the following dates:

•	the date of a public announcement that an “acquiring person,” which may include an entity or group of affiliated or associated persons, has acquired beneficial ownership of 15% or more of our outstanding common stock, or

•	the tenth business day following the commencement of, or the first public announcement by any person or group of an intention to commence, a tender offer that would result in any person or entity, including a group of affiliated or associated persons, acquiring beneficial ownership of 15% or more of our outstanding common stock.

Our board of directors may postpone the distribution date by determining a later distribution date before the time any person or group becomes an acquiring person.

      The term “acquiring person” does not include us, any of our subsidiaries, any of our or our subsidiaries’ employee benefit plans or any entity holding our common stock for or under any of our or our subsidiaries’ employee benefit plans. In addition, a person who would otherwise be an acquiring person will not be considered an acquiring person if our board of directors determines in good faith that such person inadvertently became the beneficial owner of 15% or more of our common stock and such person divests itself, as promptly as practicable, of beneficial ownership of a sufficient number of shares of our common stock so that it would no longer otherwise qualify as an acquiring person.

      In addition, except under limited circumstances, no person or entity shall become an acquiring person as the result of the acquisition of our common stock which, by reducing the number of shares outstanding, increases the proportionate number of shares beneficially owned by such person or entity to 15% or more of our outstanding common stock.

      The rights agreement provides that, until the distribution date, or earlier redemption or expiration of the rights, the rights will be transferred only with our common stock. The rights will be evidenced, with respect to any common stock certificate outstanding as of November 19, 1999, by that common stock certificate with a summary of the rights attached to it. Until the distribution date, or earlier redemption or expiration of the rights, new common stock certificates issued after November 19, 1999, upon transfer or new issuances of common stock will contain a notation incorporating the rights agreement by reference. Until the distribution date, the surrender for transfer of any certificates for common stock, even without a summary of the rights attached to it, also will constitute the transfer of the rights associated with the common stock represented by that certificate. As soon as practicable after the distribution date, separate certificates evidencing the rights will be mailed to holders of record of our common stock as of the close of business on the distribution date, and the separate right certificates alone will evidence the rights. Only our common stock issued before the distribution date will be issued with rights.

      The rights are not exercisable until the distribution date. The rights will expire on November 19, 2009, unless the rights are earlier redeemed or exchanged by us, in each case, as described below.

      The purchase price payable for the participating preferred shares, and the number of participating preferred shares or other securities or property issuable, upon exercise of the rights, as well as the number of rights outstanding, are subject to adjustment from time to time to prevent dilution in the following circumstances:

•	in the event of a stock dividend on, or a subdivision, combination or reclassification of the participating preferred shares,

•	upon the grant to holders of the participating preferred shares of rights or warrants to subscribe for or purchase participating preferred shares at a price, or securities convertible into participating preferred shares with a conversion price, less than the current market price of the participating preferred shares, or

•	upon the distribution to holders of the participating preferred shares of evidences of indebtedness, securities or assets, excluding regular quarterly cash dividends or dividends payable in participating preferred shares or of subscription rights or warrants, other than those referred to above.

      The number of outstanding rights and the number of one one-hundredths of a participating preferred share issuable upon exercise of each right are also subject to adjustment in the event of a dividend or other distribution on the common stock payable in common stock or subdivisions, consolidations or combinations of our common stock occurring, in any of those cases, before the distribution date.

      Participating preferred shares purchasable upon exercise of the rights will not be redeemable. Each participating preferred share will be entitled to a minimum preferential quarterly dividend payment of $1.00 per share, but will be entitled to an aggregate dividend of 100 times the dividend declared per share of our common stock. If there is a liquidation, the holders of the participating preferred shares will be entitled to a minimum preferential liquidation payment of $100 per share, but will be entitled to an aggregate payment of 100 times the payment made per share of our common stock. Each participating preferred share will have 100 votes, voting together with our common stock. If there is a merger, consolidation or other transaction in which our common stock is exchanged, each participating preferred share will be entitled to receive 100 times the amount received per share of our common stock. These rights are protected by customary antidilution provisions.

      Because of the nature of the dividend, liquidation and voting rights of the participating preferred shares, the value of the one one-hundredth interest in a participating preferred share purchasable upon exercise of each right should approximate the value of one share of our common stock.

      If any person or group becomes an acquiring person, or if we are the surviving corporation in a merger with an acquiring person or any affiliate or associate of an acquiring person and our common stock is not changed or exchanged, proper provision will be made so that each holder of a right, other than rights beneficially owned by the acquiring person, which will become null and void, will have the right to receive upon exercise of the right at the then-current market price, instead of participating preferred shares, that number of shares of our common stock having a market value of two times the exercise price of the right. If we do not have sufficient common stock issued but not outstanding, or authorized but unissued, to permit the exercise in full of the rights, we will be required to take all action necessary to authorize additional common stock for issuance upon exercise of the rights.

      If, after a person or group has become an acquiring person, we are acquired in a merger or other business combination transaction or 50% or more of our consolidated assets or earning power are sold, proper provision will be made so that each holder of a right, other than rights beneficially owned by the acquiring person, which will become null and void, will have the right to receive, upon the exercise of the right at its then-current exercise price and instead of participating preferred shares, that number of shares of common stock of the acquiring company, or its parent, which at the time of the transaction will have a market value of two times the exercise price of the right.

      At any time after any person or group becomes an acquiring person and before the acquisition by that person or group of 50% or more of our outstanding common stock, our board of directors may exchange the rights, in whole or in part, for a number of shares of our common stock, per right, having an aggregate value equal to the excess of the value of the shares of our common stock issuable upon exercise of a right after a person or group becomes an acquiring person over the purchase price, subject to adjustment. Our board of directors will not exchange the rights owned by the acquiring person or group, which will have become null and void.

      With specified exceptions, no adjustments in the purchase price for the preferred shares will be required until cumulative adjustments require an adjustment of at least 1% of that purchase price. No fractional participating preferred shares will be issued, other than fractions which are integral multiples of one one-hundredth of a participating preferred share, which may, at our election, be evidenced by depositary receipts. Instead of issuing fractional participating preferred shares, we will make an adjustment in cash based on the market price of the participating preferred shares on the last trading day before the date of exercise.

      Upon approval by our board of directors, we may redeem the rights, in whole, but not in part, at a price of $.01 per right at any time until the earlier of:

•	the day of a public announcement that a person or group has become an acquiring person, or

•	November 19, 2009.

      Until a right is exercised, the holder of the right, in the capacity of a holder, will have no rights as a stockholder of ours, including, without limitation, the right to vote or to receive dividends. Although the distribution of the rights will not be taxable to stockholders or to us, stockholders may, depending upon the circumstances, recognize taxable income in the event that the rights become exercisable for our common stock or other consideration, or for common stock of the acquiring company or its parent as set forth above.

      Any of the provisions of the rights agreement may be amended or supplemented by our board of directors before the distribution date. From and after the distribution date, we and the rights agent may amend or supplement the rights agreement from time to time without the approval of any holders of rights:

•	to cure any ambiguity, to correct or supplement any defective or inconsistent provisions,

•	to make any other provisions with respect to the rights which we and the rights agent may deem necessary or desirable.

      Notwithstanding this right to amend or supplement, from and after the distribution date, the rights agreement may not be amended in any manner which would adversely affect the interest of the holders of rights.

      The rights have certain anti-takeover effects. The rights will cause substantial dilution to a person or group that attempts to acquire us on terms not approved by our board of directors. The rights should not interfere with any merger or other business combination approved by the board of directors since the rights may be amended to permit such an acquisition or they can be redeemed by us at $.01 per right prior to the earliest of the time that a person or group has acquired beneficial ownership of 15% or more of our common stock or the final expiration date of the rights.

Anti-Takeover Provisions

      Delaware Law. We are governed by the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless before the date that the person became an “interested stockholder,” the board of directors approved either the “business combination” or the transaction which makes the person an “interested stockholder,” or after the date that the person became an “interested stockholder,” the business combination is approved by our board of directors and the vote of at least 66 2/3% of our outstanding voting stock that is not owned by the “interested stockholder.” Generally, a “business combination” includes a merger, asset sale or other transaction resulting in a financial benefit to the stockholder. An “interested stockholder” is a person who either owns 15% or more of our outstanding stock or, together with affiliates and associates, owns or, within three prior years, did own, 15% or more of our outstanding voting stock. The statute could have the effect of delaying, deferring or preventing a change in our control.

      Certificate of Incorporation and Bylaw Provisions. Our certificate of incorporation and bylaws provide that the board of directors will be divided into three classes of directors, with each class serving a staggered three-year term. The classification system of electing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us and may maintain the composition of the board of directors, as the classification of the board of directors generally increases the difficulty of replacing a majority of directors. In October 2002, our board of directors approved an amendment to our certificate of incorporation to declassify our board and agreed to submit a proposal to amend our certificate of incorporation to declassify the board to our stockholders at the 2003 annual stockholders’ meeting. Our certificate provides that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders. In addition, our bylaws provide that special meetings of our stockholders may be called only by the Chairman of the board of directors, our Chief Executive Officer, our President, or by the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors. Our certificate also specifies that the authorized number of directors may be changed only by resolution of the board of directors and does not include a provision for cumulative voting for directors. Under cumulative voting, a minority stockholder holding a sufficient percentage of a class of shares may be able to ensure the election of one or more directors. Our certificate also includes a fair price provision that requires any acquisition of us to be approved by two-thirds vote of our board of directors unless the acquiror pays at least a defined fair price and follows specified procedures. These and other provisions contained in our certificate and bylaws could delay or discourage transactions involving an actual or potential change in control of us or our management, including transactions in which stockholders might otherwise receive a premium for their shares over then current prices. Such provisions could also limit the ability of stockholders to remove current management or approve transactions that stockholders may deem to be in their best interests and could adversely affect the price of our common stock.

Transfer Agent and Registrar

      The transfer agent and registrar for our common stock is Mellon Investor Services L.L.C.

Quotation on the Nasdaq Stock Market’s National Market

      Our common stock is listed on The Nasdaq National Market under the symbol “PHSY.”

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

      The following is a summary of certain U.S. federal income tax considerations relating to the purchase, ownership and disposition of the debentures and common stock into which the debentures may be converted, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based on laws, regulations, rulings and decisions now in effect, all of which are subject to change or differing interpretation possibly with retroactive effect. Except as specifically discussed below with regard to Non-U.S. Holders (as defined below), this summary applies only to U.S. Holders (as defined below) that are beneficial owners of the debentures and that will hold the debentures and the common stock into which the debentures may be converted as “capital assets” (within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”)). For purposes of this summary, “U.S. Holders” include (i) individuals who are citizens or residents of the U.S., (ii) corporations (and entities taxable as corporations) created or organized in or under the laws of the U.S., (iii) estates, the incomes of which are subject to U.S. federal income taxation regardless of the source of such income or (iv) trusts subject to the primary supervision of a U.S. court and the control of one or more U.S. persons. Persons other than U.S. Holders (“Non-U.S. Holders”) are subject to special U.S. federal income tax considerations, some of which are discussed below.

      This discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules such as financial institutions, banks, holders subject to the alternative minimum tax, tax-exempt organizations, investors in pass-through entities, such as partnerships, insurance companies, foreign persons or entities (except to the extent specifically set forth below), dealers in securities or currencies, traders in securities who elect to apply a mark-to-market method of accounting, persons that will hold the debentures as a position in a hedging transaction, “straddle” or “conversion transaction” for tax purposes or persons deemed to sell the debentures or the common stock under the constructive sale provisions of the Code. We have not sought any ruling from the Internal Revenue Service (the “IRS”) with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions. In addition, the IRS is not precluded from successfully adopting a contrary position. This summary does not consider the effect of the federal estate or gift tax laws (except as set forth below with respect to Non-U.S. Holders) or the tax laws of any foreign, state, local or other jurisdiction.

      INVESTORS CONSIDERING THE PURCHASE OF THE DEBENTURES SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

U.S. Holders

      Taxation of Interest. Interest payable on the debentures will be included in the income of a U.S. Holder as ordinary income at the time such interest is received or accrued, in accordance with such holder’s regular method of accounting for U.S. federal income tax purposes.

      Liquidated Damages. Under Treasury Regulations, the possibility of an additional payment under a debenture may be disregarded for purposes of determining the amount of interest or original issue discount income to be recognized by a holder in respect of such debenture (or the timing of such recognition) if the likelihood of the payment, as of the date the debentures are issued, is remote. Our failure to file or cause to be declared effective a post-effective amendment to the shelf registration statement, if any such post-effective amendment is required, or our suspension of the use of this prospectus for a period in excess of those permitted, each as described under “Description of the Debentures — Registration Rights of the Holders of Debentures” may result in the payment of predetermined liquidated damages in the manner described therein. We believe that the likelihood of a liquidated damages payment with respect to the debentures is remote and do not intend to treat such possibility as affecting the yield to maturity of any debenture. However, there can be no assurance that the IRS will agree with such position. In the event such contingency occurs, it could affect the amount and timing of the income that must be recognized by a U.S. Holder of the debentures.

      Adjustments to Conversion Price. Holders of convertible debt instruments such as the debentures may, in certain circumstances, be deemed to have received distributions of stock if the conversion price of such instruments is adjusted. Adjustments to the conversion price made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing the dilution of the interest of the holders of the debt instruments, however, will generally not be considered to result in a constructive distribution of stock. Certain of the possible adjustments provided in the debentures (including, without limitation, adjustments in respect of taxable dividends to our stockholders) will not qualify as being pursuant to a bona fide reasonable adjustment formula. If such adjustments are made, the U.S. Holders of the debentures may be deemed to have received constructive distributions taxable as dividends to the extent of our current and accumulated earnings and profits even though they have not received any cash or property as a result of such adjustments. In certain circumstances, the failure to provide for such an adjustment may result in taxable dividend income to the U.S. Holders of common stock.

      Sale, Exchange or Redemption of the Debentures. Upon the sale, exchange (other than a conversion) or redemption of a debenture, a U.S. Holder generally will recognize capital gain or loss equal to the difference between (i) the amount of cash proceeds and the fair market value of any property received on the sale, exchange or redemption (except to the extent such amount is attributable to accrued interest income not previously included in income, which will be taxable as ordinary income, or is attributable to accrued interest that was previously included in income, which amount may be received without tax) and (ii) such holder’s adjusted tax basis in the debenture. A U.S. Holder’s adjusted tax basis in a debenture generally will equal the cost of the debenture to such holder, increased by the amounts of any market discount previously included in income by the holder with respect to such debenture, and reduced by any amounts previously deducted with respect to amortizable bond premium with respect to such debenture. Such capital gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period in the debenture is more than one year at the time of sale, exchange or redemption. Long-term capital gains recognized by certain noncorporate U.S. Holders, including individuals, will generally be subject to a maximum rate of tax of 20%. The deductibility of capital losses is subject to limitations.

      Market Discount. The resale of the debentures may be affected by the impact on a purchaser of the “market discount” provisions of the Internal Revenue Code. For this purpose, the market discount on the debentures generally will be equal to the amount, if any, by which the stated redemption price at maturity of the debentures immediately after acquisition (other than at original issue) exceeds the holder’s adjusted tax basis in the debentures. Subject to a de minimis exception, these provisions generally require a U.S. Holder who acquires debentures at a market discount to treat as ordinary income any gain recognized on the disposition of such debentures to the extent of the “accrued market discount” on such debentures at the time of maturity or disposition, unless the holder elects to include accrued market discount in income over the life of the debentures.

      This election to include market discount in income over the life of the debentures, once made, applies to all market discount obligations acquired on or after the first taxable year to which the election applies and may not be revoked without the consent of the IRS. In general, market discount will be treated as accruing on a straight-line basis over the remaining term of the debentures at the time of acquisition, or, at the election of the holder, under a constant yield method. If an election is made, it will apply only to the debentures with respect to which it is made, and may not be revoked. A U.S. Holder who acquires debentures at a market discount and who does not elect to include accrued market discount in income over the life of the debentures may be required to defer the deduction of a portion of the interest on any indebtedness incurred or maintained to purchase or carry the debentures until maturity or until such debentures are disposed of in a taxable transaction. If a U.S. Holder acquires debentures with market discount and receives our common stock upon conversion of such debentures, the amount of accrued market discount not previously included in income with respect to the converted debentures through the date of conversion will be treated as ordinary income upon the disposition of the common stock.

      Amortizable Premium. A U.S. Holder who purchases a debenture at a premium over its stated principal amount, plus accrued interest, generally may elect to amortize such premium (“Section 171 premium”) from the purchase date to the debenture’s maturity date under a constant-yield method that reflects semi-annual compounding based on the debenture’s payment period (with a corresponding decrease in tax basis). Amortizable premium, however, will not include any premium attributable to a debenture conversion feature. The premium attributable to the conversion feature is the excess, if any, of the debenture’s purchase price over what the debenture’s fair market value would be if there were no conversion feature. Amortized Section 171 premium is treated as an offset to interest income on a debenture and not as a separate deduction. The election to amortize a premium on a constant yield method, once made, applies to all debt obligations held or subsequently acquired by the electing U.S. Holder on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS.

      Deductibility of Interest. Under Section 163(l) of the Internal Revenue Code, no deduction is permitted for interest paid or accrued on any indebtedness of a corporation that is “payable in equity” of the issuer or a related party. Debt is treated as debt payable in equity of the issuer if the debt is part of an arrangement designed to result in payment of the instrument with or by reference to the equity. Such arrangements could include debt instruments that are convertible at the holder’s option if it is substantially certain that the option will be exercised. The legislative history indicates that it is not expected the provision will affect debt with a conversion feature where the conversion price is significantly higher than the market price of the stock on the date of the debt issuance. Accordingly, we do not believe that our interest deduction with respect to interest payments on the debentures will be adversely affected by these rules.

      Conversion of the Debentures. A U.S. Holder generally will not recognize any income, gain or loss upon conversion of a debenture into common stock except with respect to cash received in lieu of a fractional share of common stock or common stock that is attributable to accrued interest not previously included in income. A U.S. Holder’s tax basis in the common stock received on conversion of a debenture will be the same as such Holder’s adjusted tax basis in the debenture at the time of conversion (reduced by any basis allocable to a fractional share interest), and the holding period for the common stock received on conversion will generally include the holding period of the debenture converted. However, a U.S. Holder’s tax basis in shares of common stock considered attributable to accrued interest on the debenture generally will equal the amount of such accrued interest included in income, and the holding period for such shares should begin on the date after conversion.

      Cash received in lieu of a fractional share of common stock upon conversion will be treated as a payment in exchange for the fractional share of common stock. Accordingly, the receipt of cash in lieu of a fractional share of common stock generally will result in capital gain or loss (measured by the difference between the cash received for the fractional share and the holder’s adjusted tax basis in the fractional share).

      Sale of Common Stock. Upon the sale or exchange of common stock a U.S. Holder generally will recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any property received upon the sale or exchange and (ii) such U.S. Holder’s adjusted tax basis in the common stock. Such capital gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period in the common stock is more than one year at the time of the sale or exchange. Long-term capital gains recognized by certain non-corporate U.S. Holders, including individuals, will generally be subject to a maximum rate of tax of 20%. A U.S. Holder’s basis and holding period in common stock received upon conversion of a debenture are determined as discussed above under “Conversion of the Debentures.” The deductibility of capital losses is subject to limitations.

      Dividends. Distributions, if any, made on the common stock after a conversion generally will be included in the income of a U.S. Holder as ordinary dividend income to the extent of our current or accumulated earnings and profits. Distributions in excess of our current and accumulated earnings and profits will be treated as a return of capital to the extent of the U.S. Holder’s basis in the common stock and thereafter as capital gain.

      Special Tax Rules Applicable to Non-U.S. Holders. In general, subject to the discussion below concerning backup withholding:

(a) Payments of principal or interest on the debentures by us or our paying agent to a beneficial owner of a debenture that is a Non-U.S. Holder will not be subject to U.S. federal income tax or U.S. withholding tax, provided that, in the case of interest, (i) such Non-U.S. Holder does not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote within the meaning of Section 871(h)(3) of the Code, (ii) such Non-U.S. Holder is not a “controlled foreign corporation” within the meaning of Section 957(a) of the Code with respect to which we are a “related person” within the meaning of Section 864(d)(4) of the Code, (iii) such Non-U.S. Holder is not a bank receiving interest described in Section 881(c)(3)(A) of the Code, and (iv) the certification requirements under Section 871(h) or Section 881(c) of the Code and Treasury Regulations thereunder (discussed below) are satisfied;

(b) A Non-U.S. Holder of a debenture or common stock will not be subject to U.S. federal income tax on gains realized on the sale, exchange or other disposition of such debenture or common stock unless (i) such Non-U.S. Holder is an individual who is present in the U.S. for 183 days or more in the taxable year of sale, exchange or other disposition, and certain conditions are met, (ii) such gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the U.S. and, if certain U.S. income tax treaties apply, is attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder, (iii) the Non-U.S. Holder is subject to Code provisions applicable to certain U.S. expatriates, or (iv) in the case of common stock held by a person who holds more than 5% of such stock, we are or have been, at any time within the shorter of the five-year period preceding such sale or other disposition or the period such Non-U.S. Holder held the common stock, a U.S. real property holding corporation (a “USRPHC”) within the meaning of Section 897(c)(2) of the Code for U.S. federal income tax purposes. We do not believe that we are currently a USRPHC or that we will become one in the future; and

(c) Interest on the debentures not excluded from U.S. federal income tax or U.S. withholding tax as described in (a) above and dividends on common stock after conversion generally will be subject to U.S. withholding tax at a 30% rate, except where an applicable U.S. income tax treaty provides for the reduction or elimination of such withholding tax. It is not clear whether the above discussion would be applicable to liquidated damages, if any, received by Non-U.S. Holders.

      To satisfy the certification requirements referred to in (a)(iv) above, Sections 871(h) and 881(c) of the Code and Treasury Regulations thereunder require that either (i) the beneficial owner of a debenture certify, under penalties of perjury, to us or our paying agent, as the case may be, that such owner is a Non-U.S. Holder, or (ii) a securities clearing organization, bank or other financial institution that holds customer securities in the ordinary course of its trade or business (a “Financial Institution”) and holds the debenture on behalf of the beneficial owner thereof certify, under penalties of perjury, to us or our paying agent, as the case may be, that such certificate has been received from the beneficial owner and furnish the payor with a copy thereof. Such requirement will be fulfilled if the beneficial owner of a debenture certifies on IRS Form W-8 BEN, under penalties of perjury, that it is a Non-U.S. Holder or any Financial Institution holding the debenture on behalf of the beneficial owner files a statement with the withholding agent to the effect that it has received such a statement from the beneficial owner (and furnishes the withholding agent with a copy thereof).

      If a Non-U.S. Holder of a debenture or common stock is engaged in a trade or business in the U.S. and if interest on the debenture, dividends on the common stock, or gain realized on the sale, exchange or other disposition of the debenture or common stock is effectively connected with the conduct of such trade or business (and, if certain tax treaties apply, is attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder in the U.S.), the Non-U.S. Holder, although exempt from U.S. withholding tax (provided that the certification requirements discussed in the next sentence are met), will generally be subject to U.S. federal income tax on such interest, dividends or gain on a net income basis in the same manner as if it were a U.S. Holder. In lieu of the certificate described above, such a Non-U.S. Holder will be required, under currently effective Treasury Regulations, to provide us with a properly executed IRS Form W-8ECI in order to claim an exemption from U.S. tax withholding. In addition, if such Non-U.S. Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable U.S. income tax treaty) of a portion of its effectively connected earnings and profits for the taxable year.

      U.S. Federal Estate Tax. A debenture held by an individual who at the time of death is not a citizen or resident of the U.S. (as specially defined for U.S. federal estate tax purposes) will not be subject to U.S. federal estate tax if the individual did not actually or constructively own 10% or more of the total combined voting power of all classes of our stock and, at the time of the individual’s death, payments with respect to such debenture would not have been effectively connected with the conduct by such individual of a trade or business in the U.S. Common stock held by an individual who at the time of death is not a citizen or resident of the U.S. (as specially defined for U.S. federal estate tax purposes) will be included in such individual’s estate for U.S. federal estate tax purposes, unless an applicable U.S. estate tax treaty otherwise applies.

      Non-U.S. Holders should consult with their tax advisors regarding U.S. and foreign tax consequences with respect to the debentures and common stock.

Backup Withholding and Information Reporting

      Backup withholding of U.S. federal income tax may apply to payments pursuant to the terms of a debenture or common stock to a U.S. Holder that is not an “exempt recipient” and that fails to provide certain identifying information (such as the holder’s TIN) in the manner required. Generally, individuals are not exempt recipients, whereas corporations and certain other entities are exempt recipients. Payments made in respect of a debenture or common stock must be reported to the IRS, unless the U.S. Holder is an exempt recipient or otherwise establishes an exemption.

      In the case of payments of interest on a debenture to a Non-U.S. Holder, backup withholding and information reporting will not apply to payments with respect to which either requisite certification has been received or an exemption has otherwise been established (provided that neither we nor a paying agent has actual knowledge or reason to know that the holder is a U.S. Holder or that the conditions of any other exemption are not in fact satisfied).

      Dividends on the common stock paid to Non-U.S. Holders that are subject to U.S. withholding tax, as described above, generally will be exempt from U.S. backup withholding tax but will be subject to certain information reporting requirements.

      Payments of the proceeds of the sale of a debenture or common stock to or through a foreign office of a U.S. Holder or a foreign office of a broker that is a U.S. related person (either a “controlled foreign corporation” or a foreign person, 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment was effectively connected with the conduct of a trade or business within the U.S.), or a foreign partnership, if at any time during its tax year, one or more of its partners are U.S. persons who in the aggregate hold more than 50% of the income or capital interests in the partnership, or such foreign partnership is engaged in a U.S. trade or business, are subject to certain information reporting requirements, unless the payee is an exempt recipient or such broker has evidence in its records that the payee is a Non-U.S. Holder and no actual knowledge or reason to know that such evidence is false and certain other conditions are met. Such payments are not currently subject to backup withholding.

      Payments of the proceeds of a sale of a debenture or common stock to or through the U.S. office of a broker will be subject to information reporting and backup withholding unless the payee certifies under penalties of perjury as to his or her status as a Non-U.S. Holder and satisfies certain other qualifications (and no agent of the broker who is responsible for receiving or reviewing such statement has actual knowledge or reason to know that it is incorrect) and provides his or her name and address or the payee otherwise establishes an exemption.

      Any amounts withheld under the backup withholding rules from a payment to a holder of a debenture or common stock will be allowed as a refund or credit against such holder’s U.S. federal income tax provided that the required information is furnished to the IRS in a timely manner.

      A holder of a debenture or common stock should consult with its tax advisor regarding the application of the backup withholding rules to its particular situation, the availability of an exemption therefrom and the procedure for obtaining such an exemption, if available.

      THE PRECEDING DISCUSSION OF CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS TAX ADVISOR AS TO THE PARTICULAR U.S. FEDERAL, STATE, AND LOCAL TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF THE DEBENTURES AND OUR COMMON STOCK. TAX ADVISORS SHOULD ALSO BE CONSULTED AS TO THE U.S. ESTATE AND GIFT TAX CONSEQUENCES AND THE FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF THE DEBENTURES AND OUR COMMON STOCK, AS WELL AS THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

SELLING SECURITYHOLDERS

      We originally issued the debentures to the initial purchasers, Morgan Stanley & Co. Incorporated and Goldman Sachs & Co., in a private placement in November 2002 and in connection with the exercise in part by the initial purchasers of their option to purchase additional debentures in December 2002. The debentures were immediately resold by the initial purchasers in transactions exempt from registration under Rule 144A under the Securities Act. Selling securityholders, which term includes their transferees, pledgees, donees or their successors, may from time to time offer and sell the debentures and the common stock into which the debentures are convertible pursuant to this prospectus or any applicable prospectus supplement.

      The following table sets forth certain information concerning the principal amount of debentures beneficially owned and the number of shares of common stock issuable upon conversion of those debentures that may be offered from time to time under this prospectus by the selling securityholders named in the table. We prepared this table based on the information supplied to us by the selling securityholders named in the table and we have not sought to verify such information. This table only reflects information regarding selling securityholders who have provided us with such information. We expect that we will update this table as we receive more information from holders of the debentures who have not yet provided us with their information. We will supplement or amend this prospectus to include additional selling securityholders upon request and upon provision of all required information to us. Information concerning the selling securityholders may change from time to time and any changed information will be set forth in supplements to this prospectus if and when necessary.

      The number of shares of common stock issuable upon conversion of the debentures shown in the table below assumes conversion of the full amount of debentures held by each selling securityholder at an initial conversion rate of 23.8095 shares per $1,000 principal amount of debentures. This conversion price is subject to adjustment in certain events. Accordingly, the number of conversion shares may increase or decrease from time to time. The percentages of common stock beneficially owned and being offered are based on the number of shares of our common stock that were outstanding as of January 28, 2003. Because the selling securityholders may offer all or some portion of the debentures or the shares of common stock issuable upon conversion of the debentures pursuant to this prospectus, we have assumed for purposes of the table below that the selling securityholders will sell all of the debentures and all of the shares of common stock offered by this prospectus pursuant to this prospectus. In addition, the selling securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their debentures in transactions exempt from the registration requirements of the Securities Act since the date on which they provided the information to us regarding their holdings. As of January 28, 2003, we had $135,000,000 in principal amount of the debentures and 36,130,000 shares of common stock outstanding.

      Based upon information provided by the selling securityholders, none of the selling securityholders nor any of their affiliates, officers, directors or principal equity holders has held any position or office or has had any material relationship with us within the past three years.

	Principal		Shares of		Common Stock Owned
	Amount of		Common	Conversion	Upon Completion of
	Debentures		Stock	Shares of	the Offering
	Beneficially	Percentage of	Beneficially	Common
	Owned and	Debentures	Owned Before	Stock	Number of
Name	Offered	Outstanding	the Offering(1)	Offered	Shares	Percentage

Grace Brothers Management, LLC	$2,750,000	2%	—	65,476	—	*
Highbridge International LLC	$1,250,000	*	—	29,761	—	*
Cobra Fund U.S.A., LP	$222,000	*	—	5,285	—	*
Cobra Master Fund Ltd.	$1,778,000	1%	—	42,333	—	*
AIG DKR SoundShore Opportunity Holding Fund Ltd.	$1,000,000	*	—	23,809	—	*
KBC Financial Products USA Inc.	$5,975,000	4%	—	142,261	—	*
McMahan Securities Co. L.P.	$4,700,000	3%	—	111,904	—	*
Calamos® Market Neutral Fund-Calamos® Investment Trust	$12,450,000	9%	—	296,428	—	*

	Principal		Shares of		Common Stock Owned
	Amount of		Common	Conversion	Upon Completion of
	Debentures		Stock	Shares of	the Offering
	Beneficially	Percentage of	Beneficially	Common
	Owned and	Debentures	Owned Before	Stock	Number of
Name	Offered	Outstanding	the Offering(1)	Offered	Shares	Percentage

Drake Offshore Master Fund, Ltd.	$4,000,000	3%	—	95,238	—	*
Victus Capital, LP	$1,000,000	*	—	23,809	—	*
MFS Total Return Fund	$2,000,000	1%	—	47,619	—	*
Man Convertible Bond Master Fund, Ltd.	$3,846,000	3%	—	91,571	—	*
Alpine Associates	$6,150,000	4%	—	146,428	—	*
Alpine Partners, L.P.	$850,000	*	—	20,238	—	*
Consulting Group Capital Markets Funds	$1,200,000	*	—	28,571	—	*
BNP Paribas Equity Strategies SNC	$476,000	*	46,014	11,333	—	*
CooperNeff Convertible Strategies (Cayman) Master Fund, LP	$263,000	*	—	6,261	—	*
UFJ Investments Asia Limited	$250,000	*	—	5,952	—	*
Laurel Ridge Capital LP	$100,000	*	—	2,380	—	*
St. Thomas Trading, Ltd.	$6,404,000	5%	—	152,476	—	*
Clinton Riverside Convertible Portfolio Limited	$3,300,000	2%	—	78,571	—	*
Clinton Multistrategy Master Fund, Ltd.	$3,300,000	2%	—	78,571	—	*
SG Cowen Securities Corporation	$1,000,000	*	—	23,809	—	*
S.A.C. Capital Associates, LLC	$2,000,000	1%	—	47,619	—	*
D.E. Shaw Valence Portfolios, L.P.	$2,400,000	2%	—	57,142	—	*
D.E. Shaw Investment Group, L.P.	$600,000	*	—	14,285	—	*
OCM Convertible Trust	$240,000	*	—	5,714	—	*
Delta Air Lines Master Trust (c/o Oaktree Capital Management, LLC)	$80,000	*	—	1,904	—	*
State Employees’ Retirement Fund of the State of Delaware	$105,000	*	—	2,499	—	*
Partner Reinsurance Company Ltd.	$80,000	*	—	1,904	—	*
Chrysler Corporation Master Retirement Trust	$355,000	*	—	8,452	—	*
Motion Picture Industry Health Plan — Active Member Fund	$25,000	*	—	595	—	*
Motion Picture Industry Health Plan — Retiree Member Fund	$15,000	*	—	357	—	*
Vanguard Convertible Securities Fund, Inc.	$385,000	*	—	9,166	—	*
Delta Pilots D & S Trust (c/o Oaktree Capital Management, LLC)	$50,000	*	—	1,190	—	*
Microsoft Corporation	$135,000	*	—	3,214	—	*
Qwest Occupational Health Trust	$30,000	*	—	714	—	*
Canyon Value Realization MAC 18, Ltd. (RMF)	$500,000	*	—	11,904	—	*
Canyon Value Realization Fund, L.P.	$2,000,000	1%	—	47,619	—	*
Canyon Value Realization Fund (Cayman), Ltd.	$4,500,000	3%	—	107,142	—	*

	Principal		Shares of		Common Stock Owned
	Amount of		Common	Conversion	Upon Completion of
	Debentures		Stock	Shares of	the Offering
	Beneficially	Percentage of	Beneficially	Common
	Owned and	Debentures	Owned Before	Stock	Number of
Name	Offered	Outstanding	the Offering(1)	Offered	Shares	Percentage

Canyon Capital Arbitrage Master Fund, Ltd.	$3,000,000	2%	—	71,428	—	*
JP Morgan Securities Inc.	$7,000,000	5%	—	166,666	—	*
Amaranth LLC	$1,700,000	1%	—	40,476	—	*
Argent Classic Convertible Arbitrage Fund L.P.	$2,000,000	1%	—	47,619	—	*
Argent Classic Convertible Arbitrage Fund (Bermuda) Ltd.	$7,500,000	6%	—	178,571	—	*
LLT Limited	$78,000	*	—	1,857	—	*
Btop Equity Opportunity	$80,000	*	—	1,904	—	*
Btcs — Convertible Arbitrage	$20,000	*	—	476	—	*
Forest Multi-Strategy Master Fund SPC, on behalf of Series F, Multi-Strategy Segregated Portfolio	$59,000	*	—	1,404	—	*
Forest Fulcrum Fund LLP	$167,000	*	—	3,990	—	*
B.G.I. Global Investors c/o Forest Investment Management LLC	$62,000	*	—	1,476	—	*
Zurich Master Hedge Fund c/o Forest Investment Management LLC	$100,000	*	—	2,389	—	*
Forest Global Convertible Fund Series A-5	$822,000	*	—	19,571	—	*
Lyxor Master Fund c/o Forest Investment Management LLC	$217,00	*	—	5,166	—	*
Reylay 11 Holdings c/o Forest Investment Management LLC	$31,000	*	—	738	—	*
RBC Alternative Assets LP c/o Forest Investment Management LLC	$47,000	*	—	1,119	—	*
Sphinx Convertible Arbitrage c/o Forest Investment Management LLC	$17,000	*	—	404	—	*

(1)	Figures in this column do not include the shares of common stock issuable upon conversion of the debentures listed in the column to the right.

*	Less than one percent

PLAN OF DISTRIBUTION

      The selling securityholders, which term includes all transferees, pledges, donees or their successors, may from time to time sell the debentures and the common stock into which the debentures are convertible covered by this prospectus, which we refer to in this section as the “securities,” directly to purchasers or offer the securities through underwriters, broker-dealers or agents, who may receive compensation in the form of underwriting discounts, concessions or commissions from the selling securityholders and/or the purchasers of securities for whom they may act as agent, which discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

      The securities may be sold in one or more transactions.

•	at fixed prices;

•	at prevailing market prices at the time of sale;

•	at varying prices determined at the time of sale; or

•	at negotiated prices.

      These sales may be effected in transactions, which may involve crosses or block transactions, in the following manner:

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter-market;

•	in transactions otherwise than on these exchanges or services or in the over-the-counter market; or

•	through the writing and exercise of options, whether these options are listed on any options exchange or otherwise.

      In connection with the sale of the securities, the selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging positions they assume. The selling securityholders may sell the securities short and deliver securities to close out short positions, or loan or pledge the securities or broker-dealers that in turn may sell these securities.

      Our outstanding common stock is listed for trading on The Nasdaq National Market under the symbol “PHSY.” We do not intend to list the debentures on any securities exchange. We cannot assure you as to the liquidity of any trading market for the debentures that may develop.

      In order to comply with the securities laws of some jurisdictions, if applicable, the holders of securities may offer and sell those securities in such jurisdictions only through registered or licensed brokers or dealers. In addition, under certain circumstances, in some jurisdictions the securities may not be offered or sold unless they have been registered or qualified for sale in the applicable jurisdiction or an exemption from registration or qualification requirements is available and is complied with.

      The selling securityholders, and any underwriters, broker-dealers or agents that participate in the sale of the securities, may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any sale of the securities may be underwriting compensation under the Securities Act. The selling securityholders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M, and have agreed that they will not engage in any transaction in violation of such provisions.

      If required, at the time of a particular offering of securities by a selling securityholder, a supplement to this prospectus will be circulated setting forth the name or names of any underwriters, broker-dealers or agents, any discounts, commissions or other terms constituting compensation for underwriters and any discounts, commissions or concessions allowed or reallowed or paid to agents or broker-dealers.

      We entered into a registration rights agreement for the benefit of holders of the securities to register their securities under applicable federal and state securities laws under specific circumstances and at specific times. The registration rights agreements provided for cross indemnification of the selling securityholders and us and their and our respective directors, officers and controlling persons against specific liabilities in connection with the offer and sale of the securities, including liabilities under the Securities Act. In the event the selling securityholders sell their securities through any underwriter, the registration rights agreement provides for indemnification by us of those underwriters and their respective directors, officers and controlling persons against specified liabilities in connection with the offer and sale of those securities. Pursuant to the registration rights agreement, we will bear all fees and expenses incurred in connection with the registration of the securities, except that selling securityholders will pay all broker’s commissions and, in connection with any underwritten offering, underwriting discounts and commissions.

LEGAL MATTERS

      Cooley Godward LLP, San Diego, California, will pass upon the validity of the debentures and the common stock issuable upon conversion of the debentures being offered hereby.

EXPERTS

      Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended December 31, 2001, as set forth in their report, which is incorporated by reference into this prospectus and elsewhere in the registration statement, of which this prospectus is a part. Our consolidated financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

      With respect to our unaudited condensed consolidated interim financial information for the three, six and nine-month periods ended March 31, June 30, and September 30, 2002 and 2001, respectively, incorporated by reference in this prospectus, Ernst & Young LLP has reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports, included in our Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30, and September 30, 2002, and incorporated herein by reference, state that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted considering the limited nature of the review procedures applied. The independent auditors are not subject to the liability provisions of Section 11 of the Securities Act for their report on the unaudited interim financial information because that report is not a “report” or a “part” of the registration statement prepared or certified by the auditors within the meaning of Sections 7 and 11 of the Securities Act.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

      We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the SEC located at 233 Broadway, New York, New York 10279 and at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may obtain information on the operation of the SEC’s public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330. The SEC allows us to “incorporate by reference” into this prospectus the information in documents we have filed or will file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this prospectus, to the extent that a statement contained in or omitted from this prospectus, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

      We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act until the offering is completed:

•	Our Form 10-K for our fiscal year ended December 31, 2001, which was filed on March 19, 2002;

•	Our Form 10-Q for our fiscal quarter ended March 31, 2002, which was filed on May 3, 2002;

•	Our Form 10-Q for our fiscal quarter ended June 30, 2002, which was filed on August 13, 2002;

•	Our Form 10-Q for our fiscal quarter ended September 30, 2002, which was filed on November 12, 2002; and

•	Our Current Reports on Form 8-K, which were filed on May 3, May 14, May 16, May 17, August 13, August 30, November 18, November 19 and December 23, 2002.

      You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

PacifiCare Health Systems, Inc.
5995 Plaza Drive
Cypress, California 90630-5028
(714) 952-1121
Attention: Investor Relations

      In addition, copies of these filings are available through our internet website at http://www.pacificare.com as soon as reasonably practicable after we electronically file such material with, or furnish it, to the SEC.

      We have filed with the SEC a registration statement on Form S-3 under the Securities Act covering the debentures and the shares of common stock issuable upon conversion of the debentures to be offered and sold by this prospectus. This prospectus does not contain all of the information included in the registration statement, some of which is contained in exhibits to the registration statement. The registration statement, including the exhibits, can be read at the SEC web site or at the SEC offices referred to above. Any statement made or incorporated by reference into this prospectus concerning the contents of any contract, agreement or other document is only a summary of the actual contract, agreement or other document. If we have filed any contract, agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the document or matter involved. Each statement regarding a contract, agreement or other document is qualified in its entirety by reference to the actual document.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution

      The following table sets forth the costs and expenses payable by the registrant in connection with the resales of the securities being registered. All the amounts shown are estimates except the SEC registration statement filing fee. None of the expenses listed below will be paid by the selling securityholders.

Amount to Be
Paid

SEC registration statement filing fee	$12,420
Legal fees and expenses	$250,000
Accounting fees and expenses	$36,000
Printing fees and expenses	$85,000
Trustee fees and expenses	$9,000
Miscellaneous	$50,000
Total	$442,420

Item 15.	Indemnification of Directors and Officers

      Under Section 145 of the Delaware General Corporation Law, the registrant has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended, or the Securities Act. The registrant’s bylaws provide that the registrant will indemnify its directors, officers, employees or agents in a manner consistent with the provisions of the Delaware General Corporation Law.

      In addition, the registrant’s certificate of incorporation provides that, pursuant to Delaware law, its directors shall not be liable for monetary damages for breach of the directors’ fiduciary duty of care to the registrant and its stockholders. This provision in the certificate of incorporation does not eliminate the duty of care, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director’s duty of loyalty to the registrant, for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director’s responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

      The registrant maintains a policy providing directors’ and officers’ liability insurance, which insures directors and officers of the registrant in certain circumstances.

      Insofar as the indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Item 16.	Exhibits

Exhibit No.	Description

3.1	Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 99.1 to the registrant’s Registration Statement on Form S-3 (File No. 333-83069) filed on July 16, 1999)
3.2	Bylaws (incorporated by reference to Exhibit 99.2 to the registrant’s Registration Statement on Form S-3 (File No. 333-83069) filed on July 16, 1999)
4.1	Specimen Common Stock certificate (incorporated by reference to Exhibit 4.02 to the registrant’s Form 10-K for the year ended December 31, 1999)
4.2	Certificate of Designation of Series A Junior Participating Preferred Stock (incorporated by reference to Exhibit 4.1 to the registrant’s Form 8-K filed on November 19, 1999)
4.3	Rights Agreement, dated as of November 19, 1999, between the registrant and ChaseMellon Shareholder Services, L.L.C. (incorporated by reference to Exhibit 99.2 to the registrant’s Form 8-K filed on November 19, 1999)
4.4	Indenture, dated as of November 22, 2002, between the registrant and U.S. Bank National Association (as Trustee)
4.5	Form of Debenture
4.6	Registration Rights Agreement, dated as of November 22, 2002, between the registrant and Morgan Stanley & Co. Incorporated and Goldman, Sachs & Co.
5.1	Opinion of Cooley Godward LLP
12.1	Statement regarding computation of ratio of earnings to fixed charges
15.1	Acknowledgment of Ernst & Young LLP, Independent Auditors
23.1	Consent of Ernst & Young LLP, Independent Auditors
23.2	Consent of Cooley Godward LLP (see Exhibit 5.1)
24.1	Power of Attorney (contained on signature page)
25.1	Form T-1 Statement of Eligibility of U.S. Bank National Association as Trustee

Item 17.	Undertakings.

      The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, (ii) to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement, and (iii) to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement; provided, however, that clauses (i) and (ii) do not apply if the information required to be included in a post-effective amendment by those clauses is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and therefore is unenforceable. In the event that a claim for indemnification against such liabilities, other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding, is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

      The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of the Trust Indenture Act.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant named below certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cypress, State of California, on this 31st day of January, 2003.

PACIFICARE HEALTH SYSTEMS, INC.

By:	/s/ HOWARD G. PHANSTIEL

Howard G. Phanstiel
President and Chief Executive Officer

POWER OF ATTORNEY

      KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Howard G. Phanstiel and Gregory W. Scott, and each of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place, and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments, exhibits thereto and other documents in connection therewith) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      IN WITNESS WHEREOF, each of the undersigned has executed this Power of Attorney as of the date indicated opposite the name.

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Date	Signature	Title

January 31, 2003	/s/ HOWARD G. PHANSTIEL Howard G. Phanstiel	President and Chief Executive Officer (Principal Executive Officer)

January 31, 2003	/s/ GREGORY W. SCOTT Gregory W. Scott	Executive Vice President and Chief Financial Officer (Principal Financial Officer)

January 31, 2003	/s/ PETER A. REYNOLDS Peter A. Reynolds	Senior Vice President and Corporate Controller (Chief Accounting Officer)

January 24, 2003	/s/ DAVID A. REED David A. Reed	Chairman of the Board

January 31, 2003	/s/ BRADLEY C. CALL Bradley C. Call	Director

January 27, 2003	/s/ SHIRLEY S. CHATER Shirley S. Chater	Director

January 31, 2003	/s/ TERRY O. HARTSHORN Terry O. Hartshorn	Director

January 31, 2003	/s/ GARY L. LEARY Gary L. Leary	Director

January , 2003	Sanford M. Litvack	Director

January 31, 2003	/s/ WARREN E. PINCKERT, II Warren E. Pinckert, II	Director

January , 2003	Lloyd E. Ross	Director

INDEX TO EXHIBITS

Exhibit No.	Description

3.1	Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 99.1 to the registrant’s Registration Statement on Form S-3 (File No. 333-83069) filed on July 16, 1999)
3.2	Bylaws (incorporated by reference to Exhibit 99.2 to the registrant’s Registration Statement on Form S-3 (File No. 333-83069) filed on July 16, 1999)
4.1	Specimen Common Stock certificate (incorporated by reference to Exhibit 4.02 to the registrant’s Form 10-K for the year ended December 31, 1999)
4.2	Certificate of Designation of Series A Junior Participating Preferred Stock (incorporated by reference to Exhibit 4.1 to the registrant’s Form 8-K filed on November 19, 1999)
4.3	Rights Agreement, dated as of November 19, 1999, between the registrant and ChaseMellon Shareholder Services, L.L.C. (incorporated by reference to Exhibit 99.2 to the registrant’s Form 8-K filed on November 19, 1999)
4.4	Indenture, dated as of November 22, 2002, between the registrant and U.S. Bank National Association (as Trustee)
4.5	Form of Debenture
4.6	Registration Rights Agreement, dated as of November 22, 2002, between the registrant and Morgan Stanley & Co. Incorporated and Goldman, Sachs & Co.
5.1	Opinion of Cooley Godward LLP
12.1	Statement regarding computation of ratio of earnings to fixed charges
15.1	Acknowledgment of Ernst & Young LLP, Independent Auditors
23.1	Consent of Ernst & Young LLP, Independent Auditors
23.2	Consent of Cooley Godward LLP (see Exhibit 5.1)
24.1	Power of Attorney (contained on signature page)
25.1	Form T-1 Statement of Eligibility of U.S. Bank National Association as Trustee